SATS

25 July 2003

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

03024905

SUPPL

BY COURIER

Ladies and Gentleman

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose one bound document containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), and filings with the Singapore Registry of Companies under the Singapore Companies Act (Cap. 50), as per attached list, made by Singapore Airport Terminal Services Limited ("SATS") up to the date of this letter.

In addition, we are also enclosing I copy each of the following for your attention:

1) Circular to Shareholders dated 12 June 2003 regarding the proposed alterations to the Company's Articles of Association, the proposed share issue mandate, the proposed modifications to the Company's employee share option plane, and the proposed adoption of a new shareholders' mandate for interested persons transactions.

2) SATS Annual Report 2002/2003; and

3) SATS Summary Report 2002/2003.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours truly

SHIREENA WOON
Manager (Legal)

encl

dlw 7/30

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P.O. Box 3 Singapore Changi Airport, Singapore 918141.
visit us: www.sats.com.sg

CIRCULAR DATED 12 JUNE 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of Singapore Airport Terminal Services Limited (the "**Company**"), you should immediately forward this Circular together with the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser or the transferee. The action to be taken by you is set out on page 14 of this Circular.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in this Circular.

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

(1) THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY;

(2) THE PROPOSED SHARE ISSUE MANDATE;

(3) THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN; AND

(4) THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

Independent Financial Adviser
in relation to
the proposed adoption of a new Shareholders' Mandate
for Interested Person Transactions

KPMG

KPMG Corporate Finance Pte Ltd

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	17 July 2003 at 10.30 a.m.
Date and time of Extraordinary General Meeting	:	19 July 2003 at 10.30 a.m. or soon after the conclusion of the Annual General Meeting of the Company to be held at 10.00 a.m. on the same day at the same place
Place of Extraordinary General Meeting	:	The Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867

This page has been intentionally left blank.

CONTENTS

Page

DEFINITIONS 2

LETTER TO SHAREHOLDERS 4

1. Introduction 4
2. The Proposed Alterations To The Articles 4
3. The Proposed Share Issue Mandate 9
4. The Proposed Modifications To The SATS Employee Share Option Plan 10
5. The Proposed Adoption Of A New Shareholders' Mandate For Interested Person Transactions 11
6. Independent Financial Adviser's Opinion 12
7. Directors' Interests 13
8. Substantial Shareholders' Interests 13
9. Directors' Recommendations 13
10. Voting At The EGM 14
11. Extraordinary General Meeting 14
12. Action To Be Taken By Shareholders 14
13. Directors' Responsibility Statement 15
14. Consent 15
15. Documents Available For Inspection 15

APPENDIX 1

The Proposed Alterations To The Articles 16

APPENDIX 2

The Proposed Modifications To The SATS Employee Share Option Plan 27

APPENDIX 3

The New Shareholders' Mandate For Interested Person Transactions 28

APPENDIX 4

Letter From KPMG Corporate Finance Pte Ltd To The Independent Directors Of Singapore Airport Terminal Services Limited 36

NOTICE OF EXTRAORDINARY GENERAL MEETING 40

PROXY FORM

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Act"	:	The Companies Act, Chapter 50 of Singapore
"Articles"	:	The Articles of Association of the Company
"Audit Committee"	:	The audit committee of the Company
"Board"	:	The Board of Directors of the Company for the time being as at the date of this Circular
"CDP"	:	The Central Depository (Pte) Limited
"CEO"	:	Chief Executive Officer of the Company
"Corporate Governance Code"	:	The Code of Corporate Governance issued by the Corporate Governance Committee
"Directors"	:	The Directors of the Company for the time being as at the date of this Circular
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 40 to 42 of this Circular
"Latest Practicable Date"	:	23 May 2003, being the latest practicable date prior to the printing of this Circular
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"Memorandum"	:	The Memorandum of Association of the Company
"New Listing Manual"	:	The new listing manual of the SGX-ST, which became effective on 1 July 2002, including any amendments made thereto up to the Latest Practicable Date
"SATS" or **"Company"**	:	Singapore Airport Terminal Services Limited
"SATS Employee Share Option Plan"	:	The SATS Employee Share Option Plan, particulars of which are set out in Appendix 2 of the Circular to Shareholders dated 15 June 2001, as modified by the Company and announced on 4 June 2003
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities accounts maintained with a Depository Agent
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, where the context admits, mean the Depositors whose Securities Accounts are credited with Shares

"Shares" or "Ordinary Shares"	:	Ordinary shares of $0.10 each in the capital of the Company
"SIA"	:	Singapore Airlines Limited
"S$", "$" and "cents"	:	The lawful currency of the Republic of Singapore
"Temasek"	:	Temasek Holdings (Private) Limited
"%" or "per cent."	:	Per centum or percentage

The terms "Depositor" and "Depository Agent" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

Board of Directors:

Cheng Wai Wing Edmund (*Chairman*)
Chew Choon Seng (*Deputy Chairman*)
Tan Jiak Ngee Michael
Barry Henry Patrick Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock
Phoon Siew Heng Jimmy

Registered Office:

SATS Inflight Catering
Centre 1
20 Airport Boulevard
Singapore 819659

12 June 2003

To : The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Board proposes to convene the EGM to seek the approval of Shareholders for the following proposals:–

(a) the proposed alterations to the Articles;

(b) the proposed share issue mandate;

(c) the proposed modifications to the SATS Employee Share Option Plan; and

(d) the proposed adoption of a new shareholders' mandate for interested person transactions.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to, and to seek the approval of Shareholders for, the proposals to be tabled at the EGM to be held on 19 July 2003 at 10.30 a.m. (or soon after the conclusion of the Annual General Meeting held on the same date at 10.00 a.m.) for the above. The notice of EGM is set out on pages 40 to 42 of this Circular.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES

2.1 **Rationale.** The Company is proposing to alter the Articles to reflect the current listing requirements of the SGX-ST (as set out in the New Listing Manual) as well as the recommendations of the Corporate Governance Committee (established by the Ministry of Finance together with the Monetary Authority of Singapore and the Attorney-General's Chambers). The Company is also taking the opportunity to rationalise and update certain other provisions of the Articles. This is in line with Rule 730 of the New Listing Manual, which requires amendments to a company's articles of association to be made consistent with the listing rules prevailing at the time of amendment.

2.2 **Changes in New Listing Manual.** The New Listing Manual contains, *inter alia*, various continuing listing requirements relating to matters such as the contents of articles of association of listed companies, administration matters relating to certificates for shares (such as registration of transfers of physical scrip), and the issue of securities or additional securities

(such as by way of a general share issue mandate). The requirements in the New Listing Manual differ in some respects from the corresponding rules in the previous Listing Manual issued by the SGX-ST.

2.3 **Corporate Governance Code.** On 21 March 2001, the Corporate Governance Committee presented its report and the Corporate Governance Code to the Singapore Government. As part of the recommendations on promoting best practices in corporate governance, the Corporate Governance Code encourages companies listed on the SGX-ST to, *inter alia*, amend their articles of association to provide for telephonic and video conference meetings of the board of directors of such companies. Such amendment facilitates the attendance and participation of directors at board meetings of listed companies, even though they may not be in Singapore. The Corporate Governance Code also recommends that all directors of listed companies submit themselves for re-nomination and re-election at regular intervals and at least once every three years.

2.4 **Approval by SGX-ST.** The proposed alterations to the Articles have been approved by the SGX-ST and are subject to Shareholders' approval.

2.5 **Articles Proposed for Alteration.** The following Articles are proposed for alteration:–

2.5.1 Article 9

Article 9 currently permits the Company to purchase or acquire Ordinary Shares issued by it. This is in line with the previous provisions of the Act, which allowed a company to purchase its issued ordinary shares, if expressly permitted by its articles of association. On 22 January 2001, the Act was amended to allow a company to purchase all shares (including ordinary shares and preference shares) issued by it, if expressly permitted by its articles of association. Article 9 is therefore proposed to be altered to allow the Company to purchase or otherwise acquire all shares (including, for example, preference shares) which it may issue from time to time, subject to the limits set out in the Act.

In addition, Article 9 is proposed to be altered so as to provide that any shares purchased or acquired by the Company shall be deemed cancelled on purchase or acquisition by the Company, only if required by the Act. This alteration is intended to allow the Company not to cancel any shares purchased or acquired (if permitted by the Act) but to deal with such shares in accordance with the Act.

The Company is not presently seeking Shareholders' approval for a share purchase mandate. If, in the future, the Company decides that a share purchase mandate is in the best interests of the Company, the Company will revert to Shareholders for their approval for such a mandate.

2.5.2 Article 13(1)

Article 13(1) is proposed to be altered to reflect the present requirements under the New Listing Manual relating to the duration (which has been reduced from 15 Market Days to 10 Market Days) by which a share certificate has to be issued and ready for delivery following lodgement of a registrable transfer of physical scrip.

2.5.3 Article 15

Article 15 currently provides for the replacement of defaced, worn out, destroyed, lost or stolen share certificates. Under the New Listing Manual, the replacement fee has been amended from a sum not exceeding $1.00 to a sum not exceeding $2.00. It is therefore proposed that Article 15 be amended to reflect the change in amount accordingly.

2.5.4 Article 52

Prior to 6 April 1999, the then existing listing rules of the SGX-ST permitted a listed company to obtain shareholders' approval at a general meeting to give a general mandate to its directors to issue shares representing up to ten per cent. (10%) of its issued share capital. On 6 April 1999,

certain changes were made to the listing rules of the SGX-ST, which included an increase of the limit placed on the general mandate given to directors of a listed company to issue shares from ten per cent. (10%) to fifty per cent. (50%) of the issued share capital of the listed company (the "**50% Limit**"), with an aggregate sub-limit of twenty per cent. (20%) of the issued share capital of the listed company (the "**20% Limit**") for any issue of shares which are not made on a *pro rata* basis to shareholders.

On 3 January 2003, a further revision was made to the New Listing Manual, pursuant to which the general mandate can be extended to the making or granting of offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued (including the creation and issue of warrants, debentures or other instruments convertible into shares) and (notwithstanding that such general mandate may have ceased to be in force) to issue shares in pursuance of any Instrument made or granted while the general mandate was in force. The aggregate number of shares to be issued pursuant to such general mandate, including shares to be issued in pursuance of Instruments made or granted pursuant thereto (but excluding shares which may be issued pursuant to any adjustments effected under the relevant Instrument), will continue to be subject to the 50% Limit and the 20% Limit.

Given the recent flexibility introduced by the SGX-ST, Article 52 is therefore proposed to be altered to clarify that the Company is able to seek a general mandate from Shareholders for an issue of shares up to the 50% Limit, subject to the 20% Limit. This would facilitate the issue of shares by the Company up to the limit of the general mandate, without having to seek approval from Shareholders. Article 52, as proposed to be altered, will provide the Company with the maximum flexibility, subject to the raised limits under the listing rules of the SGX-ST, to undertake future equity-based fund raising exercises in an expedient and cost efficient manner.

The New Listing Manual also requires specific shareholder approval to be obtained for every issue of convertible securities by a listed issuer. Article 52, as proposed to be altered, will make it clear that, in exercising any power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the New Listing Manual, unless such compliance has been waived by the SGX-ST.

In addition, Article 52 will conform to the provisions of Rule 806(3) of the New Listing Manual. This Rule provides that, for the purposes of calculating the aggregate number of shares that may be issued under the general mandate, the percentage of issued share capital shall be calculated based on the maximum potential share capital at the time that the mandate is passed (taking into account the conversion or exercise of any convertible securities and employee share options in issue at the time that the general mandate is passed, which were issued pursuant to previous shareholder approval), adjusted for any subsequent consolidation or subdivision of shares.

The proposed alterations to Article 52 will facilitate the grant of the share issue mandate as described in paragraph 3 below.

2.5.5 Article 57(1)

Article 57(1) is proposed to be altered to reflect the present requirements under the New Listing Manual for the Articles to contain a provision that where notices contain special resolutions, they must be given to shareholders at least 21 days before the meeting.

2.5.6 Article 58

Article 58 currently provides that all business that is transacted at an annual general meeting shall be special except for the following which shall be ordinary: declaration of dividends, consideration of accounts, balance sheets and the report of the Directors and auditors, the election of Directors in place of those retiring, and the appointment and fixing of the remuneration of the auditors. Article 58 is proposed to be altered to include the fixing of Directors' fees as an ordinary business transacted at a general meeting of the Company, as the consideration of the Company's accounts is typically regarded as an ordinary business

transacted at a general meeting of the Company and Directors' fees are already disclosed in the Company's accounts.

Article 58 is further proposed to be altered to make clear that any appointment or re-appointment of Directors to fill vacancies arising at annual general meetings on retirement by rotation or otherwise is part of the ordinary business transacted at a general meeting of the Company.

2.5.7 Article 72(2)

Article 72(2) currently prescribes the form of the instrument of proxy to be used by the Company for any general meetings. In order to provide the Company with more flexibility in designing such proxy forms, Article 72(2) is proposed to be altered to provide that such proxy forms be in any usual or common form or any other form which the Directors may approve, subject to any requirements as may be prescribed by the SGX-ST.

2.5.8 Articles 83, 85, 89 and 112

Articles 83 and 112 currently exempt a Director who holds office as CEO from being subject to retirement by rotation and from being taken into account in determining the rotation by retirement of Directors.

Article 89 currently provides that the Company may by ordinary resolution passed at a general meeting increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to step down from office.

The Corporate Governance Code recommends, *inter alia,* that, as a principle of good corporate governance, all directors of Singapore listed companies should be required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years. The Directors accordingly propose that Articles 83, 89 and 112 be altered so as to require all Directors (including a Director holding the office of CEO) to be subject to re-nomination and re-election at regular intervals.

In addition to the above proposed alterations, it is further proposed that Article 85 be altered so as to require all Directors to retire from office at least once every three years.

Article 112 also currently provides, *inter alia*, that the appointment of any Director to the office of CEO shall automatically determine if he ceases to be a Director. As a consequence to the above proposed alterations (to require all Directors to be subject to retirement by rotation at regular intervals), it is proposed that Article 112 be further altered so as to provide that a person who ceases to be a Director of the Company should not, *ipso facto*, cease to hold the position of CEO, unless the contract or resolution under which he holds office shall expressly state otherwise.

2.5.9 Articles 95 and 105

Articles 95 and 105 currently provide that the Directors may delegate their powers to committees of Directors. There is an overlap in the language of these two Articles which purport to address the same issues. In addition, Article 95 as currently drafted prohibits the delegation of the Directors' power to borrow and to make calls whereas Article 105 does not contain such a prohibition. As there is no statutory prohibition against the delegation of the Directors' power to borrow and to make calls, and given the overlap, it is proposed that Article 95 be deleted so that the Directors may have flexibility in the delegation of all their powers, including the power to borrow and to make calls.

In addition, Article 105 is proposed to be altered to change the reference to the word "Articles" to "regulations" for consistency of use in the Articles.

2.5.10 Articles 106 and 107

Articles 106 and 107 are proposed to be altered to make clear that the proceedings of any committee of Directors formed under Article 105 are regulated, to the extent applicable, by the regulations imposed on such committee by the Directors.

Article 106 is also proposed to be altered to correct typographical errors.

2.5.11 Article 108

Article 108 currently provides for all acts done by any meeting of the Directors or of a committee of Directors to be valid notwithstanding some defect in the appointment of any such person so that any of them are disqualified. Article 108 is proposed to be altered to allow the acts of Directors or members of a committee of Directors to be validated in favour of third parties where the appointment of any Director or member of a committee of Directors was defective, or any Director or member of a committee of Directors was disqualified, or had vacated office, or was not entitled to vote. The alteration extends the statutory protection afforded to third parties by Section 151 of the Act, which provides that the acts of directors, managers and secretaries are valid notwithstanding any defect that may afterwards be discovered in their appointment or qualification.

2.5.12 Article 109

Currently, Article 109 allows a resolution in writing, signed by all the Directors for the time being in Singapore being not less than the majority of the Directors at that time, to be valid and effective, as if it had been passed at a meeting of the Directors duly convened and held. In order to facilitate the obtaining of approvals which may be required in connection with the conduct of the Company's businesses, it is proposed that Article 109 be altered to allow a resolution in writing, signed by a majority of the Directors entitled to receive notice of a meeting of Directors, to be valid and effective.

In addition, Article 109 currently provides for a resolution approved by the Directors to be in writing, which includes approval by telefax, telex, cable, telegram or electronic mail through the internet. With the increasing use of electronic signatures and electronic records in lieu of written signatures and documents, approval by electronic means other than electronic mail though the internet may be used. To facilitate Directors approving circulating resolutions, it is further proposed that Article 109 be altered so as to give effect to circulating resolutions signed by the Directors by any electronic means, in addition to the traditional forms of writing and signatures, or electronic mail.

2.5.13 Article 116

Section 171 of the Act permits a company to appoint one or more secretaries. It is proposed that Article 116 be altered to permit the Company to appoint joint secretaries or assistant secretaries, so as to give the Company more flexibility.

2.5.14 New Article 120A

It is proposed to insert a new heading "Authentication of Documents" and a new Article 120A after Article 120 to empower any Director, Secretary or other authorised officer to authenticate or certify any document affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors, and any books, records, documents and accounts relating to the business of the Company.

2.5.15 Article 122

Article 122 currently provides that the Directors shall, in accordance with the Act, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as required under the Act. The interval between the close of a

financial year of the Company and the issue of accounts relating thereto shall not exceed six months.

Section 201(1) of the Act has been amended to require a company listed or quoted on a stock exchange in Singapore to lay before the company at its annual general meeting, accounts of the company made up to a date not more than four months before the date of the meeting.

To align Article 122 with the said amendment to the Act, it is proposed that Article 122 be altered to provide that the interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed four months.

2.5.16 Article 141

Article 141 currently provides that members' approval is required for the payment of any fee or commission to the liquidator in a voluntary winding up of the Company. This provision is no longer required to be included in the Articles under the New Listing Manual, and is therefore proposed to be deleted. Notwithstanding the deletion of Article 141, where so required by the Act or other applicable laws and regulations, the relevant authorisation or clearance (including Shareholders' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a voluntary winding up of the Company.

2.5.17 Article 143

Article 143 currently provides that the prior approval of SGX-ST is required for the alteration of the Articles. This provision is no longer required to be included in the Articles under the New Listing Manual and is therefore proposed to be deleted.

Notwithstanding that the provision is no longer required to be included in the Articles, it will still be necessary for the Company to obtain the approval of the SGX-ST for any alterations to its Articles under Rule 729 of the New Listing Manual.

2.6 In addition, Articles 2 and 32(e) are also proposed to be altered to correct certain typographical errors contained in these Articles.

2.7 The text of the Articles which are proposed to be altered is set out in Appendix 1 to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. THE PROPOSED SHARE ISSUE MANDATE

3.1 **Proposed Share Issue Mandate.** Subject to the proposed alterations to Article 52 being approved as described in paragraph 2.5.4 above, the Company is seeking Shareholders' approval at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors to:–

(a) (i) issue shares whether by way of rights, bonus or otherwise; and/or

(ii) make or grant Instruments; and

(b) (notwithstanding that the authority so conferred may have ceased to be in force) issue shares pursuant to any Instrument made or granted by the Directors while the authority was in force.

3.2 **Limit on shares.** The aggregate number of shares to be issued pursuant to the Share Issue Mandate, including shares to be issued under the Instruments, will be subject to the 50% Limit and the 20% Limit calculated based on the issued share capital of the Company at the time of the passing of the Share Issue Mandate, after adjusting for:–

(a) new shares arising upon the conversion or exercise of any convertible securities or options or vesting of share awards which are outstanding or subsisting at the time of the passing of the Share Issue Mandate; and

(b) any subsequent consolidation or subdivision of shares.

The options and share awards referred to in sub-paragraph (a) above are those, if any, granted by the Company pursuant to share plans governed by Part VIII of Chapter 8 of the New Listing Manual.

In exercising the authority conferred under the Share Issue Mandate, the Company will comply with the provisions of the New Listing Manual, unless such compliance has been waived by the SGX-ST.

3.3 **Duration of Share Issue Mandate.** The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the next Annual General Meeting of the Company unless prior thereto, issues of shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in general meeting. The Share Issue Mandate, in the form proposed, is intended to be placed before Shareholders for renewal at each subsequent Annual General Meeting of the Company.

3.4 **Rationale for Share Issue Mandate.** If approved, the Share Issue Mandate will, in addition to the usual authority to issue shares, enable the Company to make or grant Instruments during the validity period of the Share Issue Mandate, and to issue shares in pursuance of such Instruments subject to the specified limits. A general (as opposed to specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene general meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

It is for the above reasons that the Directors believe that the Share Issue Mandate in the extended form, as proposed, would be in the best interests of the Company and its Shareholders.

4. THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

4.1 **The SATS Employee Share Option Plan.** The SATS Employee Share Option Plan comprises two schemes, namely:–

(a) the Senior Executive Share Option Scheme for senior executives; and

(b) the Employee Share Option Scheme for all other employees.

The Rules of the SATS Employee Share Option Plan were set out in Appendix I to the Company's prospectus dated 4 May 2000. The SATS Employee Share Option Plan was subsequently modified at an extraordinary general meeting held on 7 July 2001 (the "**2001 EGM**"). The modified and restated Rules of the SATS Employee Share Option Plan were set out in Appendix 2 to the circular to Shareholders dated 15 June 2001 (the "**2001 Circular**"). The SATS Employee Share Option Plan was further modified by the Company, as announced on 4 June 2003.

4.2 **Objectives of the SATS Employee Share Option Plan.** As stated in the 2001 Circular, the objective of the SATS Employee Share Option Plan is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme has an additional objective: that of attracting, retaining and motivating senior executives, whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

4.3 **The Proposed Modifications to the SATS Employee Share Option Plan.** It is proposed that Rule 4.1 and paragraph 2 of Appendix A of the SATS Employee Share Option Plan be modified.

Currently, Rule 4.1 of the SATS Employee Share Option Plan and paragraph 2 of the Senior Executive Share Option Scheme in Appendix A to the SATS Employee Share Option Plan prescribe the maximum number of Shares to be comprised in Options (as defined in the SATS Employee Share Option Plan) granted to Senior Executives (as defined in the SATS Employee Share Option Plan) in each financial year (the "**Maximum Limits**").

It is proposed to delete the Maximum Limits to allow the Committee (as defined in the SATS Employee Share Option Plan) the discretion to determine the number of Shares to be comprised in Options granted to Senior Executives in each financial year.

Employee share option schemes are an integral and important component of a compensation plan to attract and retain quality executives in an increasingly competitive environment. By allowing the Committee the discretion to determine the number of Shares to be comprised in Options granted to Senior Executives in each financial year, the Company will have greater flexibility in determining an overall compensation package to attract or retain key talent in the Company.

The overall limit of the SATS Employee Share Option Plan remains unchanged. Under the SATS Employee Share Option Plan, the aggregate nominal amount of Shares over which the Committee may grant Options on any date, when added to the nominal amount of Shares issued and/or issuable in respect of all Options granted under the SATS Employee Share Option Plan, shall not exceed 15 per cent. of the issued ordinary share capital of the Company on the date preceding the date of grant.

4.4 **Appendix 2.** The proposed modifications to the SATS Employee Share Option Plan are set out in Appendix 2 to this Circular and are subject to Shareholders' approval. The SGX-ST has no objections to the proposed modifications to the SATS Employee Share Option Plan, which are subject to Shareholders' approval.

4.5 **Details of Existing Options.** As at the Latest Practicable Date, there were outstanding and unexercised Options granted under the SATS Employee Share Option Plan to subscribe for up to an aggregate of 61,676,100 Ordinary Shares. Details of outstanding Options as at the Latest Practicable Date are as follows:–

Date of Grant	Expiry Date	Exercise Price ($)	Number of Ordinary Shares comprised in outstanding Options	Number of Participants
28 March 2000	27 March 2010	2.50	17,791,800	6,304
3 July 2000	2 July 2010	2.10	13,763,200	4,645
2 July 2001	1 July 2011	1.54	15,048,400	4,986
1 July 2002	30 June 2012	1.90	15,072,700	4,955

5. THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

5.1 **Existing IPT Mandate.** In connection with the Company's initial public offering in 2000, the Company adopted a shareholders' mandate (the "**First IPT Mandate**"), pursuant to Chapter 9A of the then existing listing manual of the SGX-ST, to enable the Company, its subsidiaries and target associated companies or any of them to enter into certain transactions with persons who are considered to be the Company's interested persons (as defined in Chapter 9A of the then existing listing manual of the SGX-ST). Details of the First IPT Mandate were set out in the prospectus of the Company dated 4 May 2000. At the 2001 EGM, Shareholders approved a modified and restated mandate (the "**Existing IPT Mandate**"). The Existing IPT Mandate appears in Appendix 3 to the 2001 Circular and was last renewed by the Company on 9 July 2002.

5.2 **Rationale for New Shareholders' Mandate.** With the implementation of the New Listing Manual in July 2002, the listing rules of the SGX-ST in relation to interested person transactions (as contained in Chapter 9 of the New Listing Manual) were changed somewhat from the listing rules in force at the time that the First IPT Mandate was adopted and subsequently modified and renewed. On 3 January 2003, further amendments were made to certain rules in Chapter 9 of the New Listing Manual relating to interested person transactions. The Company is proposing to comply with the new listing rules in Chapter 9 of the New Listing Manual and also to expand the range of its business activities covered under the Existing IPT Mandate to expressly include the obtaining of electricity and other power sources and utilities.

Accordingly, the Directors consider it timely and appropriate to adopt a new shareholders' mandate for interested person transactions (the "**New IPT Mandate**") to replace the Existing IPT Mandate. The New IPT Mandate will take into account:–

(a) the obtaining of electricity and other power sources and utilities by the Company; and

(b) the changes in the New Listing Manual relating to interested person transactions.

The Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the Company, its subsidiaries and relevant associated companies to enter into such transactions with the relevant interested persons to take advantage of such competition in terms of pricing, products and services.

The Directors consider it expedient, and are therefore proposing, to adopt the New IPT Mandate, instead of making modifications to the Existing IPT Mandate because of the substantial changes that will have to be made to the Existing IPT Mandate in order to take into account the changes made to the listing rules relating to interested person transactions in the New Listing Manual.

The New IPT Mandate (if adopted) will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the New Listing Manual, in their ordinary course of business, to enter into categories of transactions with specified classes of the Company's interested persons, provided that such transactions are entered into on normal commercial terms.

5.3 **Appendix 3.** Details of the New IPT Mandate (including the rationale for, and the benefits to, the Company), the review procedures for determining transaction prices with interested persons and other general information relating to Chapter 9 of the New Listing Manual, are set out in Appendix 3 to this Circular.

6. INDEPENDENT FINANCIAL ADVISER'S OPINION

6.1 **Independent Financial Adviser.** KPMG Corporate Finance Pte Ltd ("**KPMG**") has been appointed the independent financial adviser in relation to the New IPT Mandate.

6.2 **Opinion of Independent Financial Adviser.** Having reviewed the New IPT Mandate as set out in Appendix 3 to this Circular, KPMG is of the opinion that the methods or procedures set out in paragraph 2.5 of Appendix 3 for determining transaction prices of interested person transactions (as described in paragraph 2.4 of Appendix 3) are sufficient to ensure that the interested person transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the minority Shareholders.

6.3 **Appendix 4.** KPMG's letter to the Independent Directors of the Company (as defined in paragraph 9.4 below) dated 12 June 2003 is reproduced and attached in Appendix 4 to this Circular.

7. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of Directors in the Shares as recorded in the Register of Directors' Shareholdings pursuant to Section 164 of the Act are as follows:–

Ordinary Shares

Name	Direct Interests		Indirect Interests [1]		Total Interest	
	No. of Shares	%[2]	No. of Shares	%[2]	No. of Shares	%[2]
Cheng Wai Wing Edmund	—	—	—	—	—	—
Chew Choon Seng	10,000	0.0010	—	—	10,000	0.0010
Tan Jiak Ngee Michael	16,000	0.0016	—	—	16,000	0.0016
Barry Henry Patrick Desker	11,000	0.0011	—	—	11,000	0.0011
Richard Charles Helfer	11,000	0.0011	—	—	11,000	0.0011
Hong Hai	—	—	—	—	—	—
Ng Kee Choe	11,000	0.0011	—	—	11,000	0.0011
Ow Chin Hock	—	—	—	—	—	—
Phoon Siew Heng Jimmy	—	—	—	—	—	—

Notes:–

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Shares.

8. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of the substantial shareholders of the Company (that is, persons whose interests in the Company's issued share capital are equal to or more than 5 per cent.) as recorded in the Register of Substantial Shareholders pursuant to Section 88 of the Act, are as follows:–

Name	Direct Interests		Indirect Interests[1]	
	No. of Shares	%[2]	No. of Shares	%[2]
SIA	870,000,000	87	—	—
Temasek	—	—	870,010,000	87

Notes:–

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Act.

(2) Based on the total issued and paid-up capital of 1,000,000,000 Shares.

9. DIRECTORS' RECOMMENDATIONS

9.1 **Alterations to Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles.

9.2 **Share Issue Mandate.** The Directors are of the opinion that the proposed Share Issue Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed Share Issue Mandate.

9.3 **SATS Employee Share Option Plan.** The Directors are of the opinion that the proposed modifications to the SATS Employee Share Option Plan are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3,

being the Ordinary Resolution relating to the proposed modifications to the SATS Employee Share Option Plan.

9.4 **New IPT Mandate**. The Directors who are considered independent for the purposes of the New IPT Mandate are Barry Henry Patrick Desker, Richard Charles Helfer, Hong Hai, Ng Kee Choe and Ow Chin Hock (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the Company, its subsidiaries and associated companies which are considered "entities at risk" within the meaning of Rule 904(2) of the New Listing Manual and those Interested Persons (as described in paragraph 2.3 of Appendix 3) in the ordinary course of their respective businesses will be entered into to enhance the efficiency of these entities at risk and are in the best interests of the Company. For the reasons set out in paragraphs 2.1 and 2.6 of Appendix 3, and, taking into account the opinion of KPMG as set out in paragraph 6.2 of this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 4, being the Ordinary Resolution relating to the proposed adoption of the New IPT Mandate.

10. VOTING AT THE EGM

10.1 If a Shareholder is eligible to participate in the SATS Employee Share Option Plan, he should abstain from voting in the EGM in respect of all resolutions relating to the SATS Employee Share Option Plan. He should not accept nominations to act as proxy, corporate representative or attorney unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of each relevant resolution.

10.2 Cheng Wai Wing Edmund, Chew Choon Seng, Tan Jiak Ngee Michael and Phoon Siew Heng Jimmy (being directors and/or employees of Temasek or SIA, as the case may be) will abstain from voting their Ordinary Shares, if any, in respect of Resolution 4, being the Ordinary Resolution relating to the proposed adoption of the New IPT Mandate at the forthcoming EGM. Cheng Wai Wing Edmund, Chew Choon Seng, Tan Jiak Ngee Michael and Phoon Siew Heng Jimmy will each not accept nominations to act as proxy, corporate representative or attorney unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of each relevant resolution.

10.3 Temasek and its associates (which include SIA and its associates), being Interested Persons (as described in paragraph 2.3 of Appendix 3), will also abstain from voting their Ordinary Shares, if any, in respect of Resolution 4, being the Ordinary Resolution relating to the proposed adoption of the IPT Mandate at the forthcoming EGM.

11. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 40 to 42 of this Circular will be held on 19 July 2003, at The Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 10.30 a.m. or soon after the conclusion of the Annual General Meeting to be held at 10.00 a.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the Special Resolution and Ordinary Resolutions as set out in the Notice of EGM on pages 40 to 42 of this Circular.

12. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach Robinson Road Post Office, P.O. Box 2114, Singapore 904114, not later than 10.30 a.m. on 17 July 2003. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

13. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

14. CONSENT

KPMG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name, its letter to the Independent Directors dated 12 June 2003 and all references thereto, in the form and context in which they appear in this Circular.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) up to and including the date of the EGM:–

(a) the Memorandum and the Articles;

(b) the audited accounts of the Company and its subsidiaries for the financial year ended 31 March 2003;

(c) the 2001 Circular;

(d) the letter from KPMG to the Independent Directors dated 12 June 2003; and

(e) the letter of consent of KPMG referred to in paragraph 14 above.

Yours faithfully

Cheng Wai Wing Edmund
Chairman
Singapore Airport Terminal Services Limited

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and, where appropriate, the full text to the Articles proposed to be altered has also been reproduced.

Article 2

Existing definition of "Directors or the Board" in Article 2

"Directors, or the Board"	*means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;*

Proposed Alterations to Existing Article 2

(a) By (i) deleting the comma after the definition of Directors and (ii) adding close inverted commas after the definition of Directors and open inverted commas before the definition of the Board, such that the amended Article 2 reads as follows:–

"Directors" or "the Board"	means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;

(b) By adding a new paragraph after the words "words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;" as follows:–

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

Article 9

Existing Article 9

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire ordinary shares issued by it on such terms as the Company may from time to time think fit. All ordinary shares purchased by the Company shall be immediately cancelled. On cancellation of any ordinary share as aforesaid, the rights and privileges attached to that ordinary share shall expire.

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:–

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall be immediately cancelled. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act.

Article 13

Existing Article 13(1)

13(1). Every person whose name is entered as a member in the Register of Members shall be entitled without charge to receive within fifteen market days after the lodgement of transfer (or such other period as may be approved by the Stock Exchange) one certificate for all his shares of any one class, or upon payment of $2.00 (or such lesser sum as the Directors may from time to time determine) several certificates in reasonable denominations in respect of shares of any one class. Where a member transfers part only of the shares comprised in a certificate, one new certificate for the balance of such shares shall be issued in lieu of the old certificate without charge. In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery thereof to one of several joint holders shall be sufficient delivery to all such holders.

Proposed Alterations to Existing Article 13(1)

By deleting Article 13(1) in its entirety and substituting therefor the following:–

13(1). Every person whose name is entered as a member in the Register of Members shall be entitled without charge to receive within ten market days after the closing date of application for shares or, as the case may be, lodgement of transfer (or such other period as may be approved by the Stock Exchange) one certificate for all his shares of any one class, or upon payment of $2.00 (or such lesser sum as the Directors may from time to time determine) several certificates in reasonable denominations in respect of shares of any one class. Where a member transfers part only of the shares comprised in a certificate, one new certificate for the balance of such shares shall be issued in lieu of the old certificate without charge. In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery thereof to one of several joint holders shall be sufficient delivery to all such holders.

Article 15

Existing Article 15

15. Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser or member of the Stock Exchange on behalf of its client, as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case on payment of such sum not exceeding $1.00 as the Directors may from time to time require. In the case of the certificate being destroyed, lost or stolen a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Proposed Alterations to Existing Article 15

By deleting Article 15 in its entirety and substituting therefor the following:–

15. Subject to the provisions of the Act, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser or member of the Stock Exchange on behalf of its client, as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case on payment of such sum not exceeding $2.00 as the Directors may from time to time require. In the case of the certificate being destroyed, lost or stolen a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Article 32(e)

Existing Article 32(e)

32(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and

(where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (I).

Proposed Alterations to Existing Article 32(e)

By deleting Article 32(e) in its entirety and replacing therefor the following:–

32(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and

(ii) (where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

Article 52

Existing Article 52

52. Subject to any direction to the contrary that may be given by the Company in general meeting or except as permitted by the listing rules of the Stock Exchange, all new shares shall, before issue, be offered to the members in proportion, as nearly as the circumstances admit, to the number of shares held by them respectively. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered in accordance with this Article. Notwithstanding the foregoing, where the new shares to be offered are ordinary shares, no shares held by a member other than ordinary shares shall be taken into account for the purposes of determining the proportions in which such ordinary shares are to be offered to such member as aforesaid.

Proposed Alterations to Existing Article 52

By deleting Article 52 in its entirety and substituting therefor the following:–

52(1). Subject to any direction to the contrary that may be given by the Company in general meeting or except as permitted by the listing rules of the Stock Exchange, all new shares shall, before issue, be offered to the members in proportion, as nearly as the circumstances admit, to the number of shares held by them respectively. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which

(by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered in accordance with this Article. Notwithstanding the foregoing, where the new shares to be offered are ordinary shares, no shares held by a member other than ordinary shares shall be taken into account for the purposes of determining the proportions in which such ordinary shares are to be offered to such member as aforesaid.

(2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

(a) (i) issue shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding that the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:–

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of the ordinary resolution after adjusting for:–

(aa) new shares arising from the conversion or exercise of convertible securities or employee share options on issue as at the date of the passing of the ordinary resolution; and

(bb) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company shall comply with the provisions of the listing rules of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Article 57

Existing Article 57(1)

57(1). *Subject to the provisions of the Act as to special resolutions, special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least. At least 14 days' notice of such meeting shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.*

Proposed Alterations to Existing Article 57(1)

By deleting Article 57(1) in its entirety and substituting therefor the following:–

57(1). Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.

Article 58

Existing Article 58

58. *All business shall be special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance-sheets, and the report of the Directors and auditors, the election of Directors in the place of those retiring, and the appointment and fixing of the remuneration of the auditors.*

Proposed Alterations to Existing Article 58

By deleting Article 58 in its entirety and substituting therefor the following:–

58. All business shall be special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance-sheets, and the report of the Directors and auditors, the appointment or re-appointment of Directors to fill vacancies arising on retirement at such meeting whether by rotation or otherwise, the fixing of Directors' fees and the appointment and fixing of the remuneration of the auditors.

Article 72(2)

Existing Article 72(2)

72(2) *The instrument appointing a proxy or representative shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised and the signatures of an instrument of proxy need not be witnessed. Where the Depositor nominates proxies pursuant to Article 72(1) above, the instrument of proxy shall be under the hand of the Depositor or his attorney duly authorised in writing, or if the Depositor is a corporation, under its common seal or under the hand of its officer or attorney duly authorised in writing. A proxy or representative may but need not be a member of the Company. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. The instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit.*

I/We,
Of
being a member/members of
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED,
hereby appoint
of
or failing him,
of
as my/our proxy to vote for me/us on my/our behalf at the annual/extraordinary general meeting of the Company, to be held on the day of , and at any adjournment thereof.

Signed this day of ,

*This form is to be used *in favour of / Against the resolution.*

** Strike out whichever is not desired. (Unless otherwise instructed, the proxy may vote as he thinks fit).*

Proposed Alterations to Existing Article 72(2)

By deleting Article 72(2) in its entirety and substituting therefor the following:-

72(2) The instrument appointing a proxy or representative shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised and the signatures of an instrument of proxy need not be witnessed. Where the Depositor nominates proxies pursuant to Article 72(1) above, the instrument of proxy shall be under the hand of the Depositor or his attorney duly authorised in writing, or if the Depositor is a corporation, under its common seal or under the hand of its officer or attorney duly authorised in writing. A proxy or representative may but need not be a member of the Company. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. Subject to any requirements as may be prescribed by the Stock Exchange, the instrument appointing a proxy shall be in any usual or common form or in any other form which the Directors may approve.

Article 83

Existing Article 83

83. *Subject to Article 112, at each annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third shall retire from office.*

Proposed Alterations to Existing Article 83

By deleting Article 83 in its entirety and substituting therefor the following:–

83. At each annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third rounded upwards to the next whole number shall retire from office.

Article 85

Existing Article 85

85. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Proposed Alterations to Existing Article 85

By deleting Article 85 in its entirety and substituting therefor the following:–

85. Every Director shall retire from office at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Article 89

Existing Article 89

89. The Company may from time to time by ordinary resolution passed at a general meeting increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to go out of office.

Proposed Alterations to Existing Article 89

By deleting Article 89 in its entirety and substituting therefor the following:–

89. The Company may from time to time by ordinary resolution passed at a general meeting increase or reduce the number of Directors (as the case may be) by appointing any person to be a Director as an addition to the existing Directors or by removing any Director under Article 91.

Article 95

Existing Article 95

95. The Directors may delegate any of their powers, other than the powers to borrow and make calls, to Committees consisting of such members of their body as they think fit. Any Committee so formed shall in the exercise of the power so delegated conform to any regulations that may from time to time be imposed upon them by the Board. *Delegation of Directors' powers*

Proposed Alterations to Existing Article 95

By deleting Article 95 in its entirety.

Article 105

Existing Article 105

105. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any Articles that may be imposed on it by the Directors.

Proposed Alterations to Existing Article 105

By deleting Article 105 in its entirety and substituting therefor the following:–

105. The Directors may delegate any of their powers to committees of Directors consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

Article 106

Existing Article 106

106. A Committee may elect a Chairman of its meetings; if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.

Proposed Alterations to Existing Article 106

By deleting Article 106 in its entirety and substituting therefor the following:–

106. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.

Article 107

Existing Article 107

107. A committee may meet and adjourn its meeting as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

Proposed Alterations to Existing Article 107

By deleting Article 107 in its entirety and substituting therefor the following:–

107. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may meet and adjourn its meeting as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

Article 108

Existing Article 108

108. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, so that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

Validity of acts of Directors in spite of some formal defects

Proposed Alterations to Existing Article 108

By deleting Article 108 in its entirety and substituting therefor the following:–

108. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director or as a member of any such committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the persons as aforesaid, or that they or any of them was disqualified or had vacated office, or was not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of the committee of Directors and had continued to be a Director or member of the committee of Directors and had been entitled to vote.

Validity of acts of Directors and members of committees of Directors in spite of some formal defects

Article 109

Existing Article 109

109. A resolution in writing, signed by all the Directors for the time being present in Singapore being not less than the majority of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" used in this Articles include approval by telefax, telex, cable, telegram or electronic mail through the internet by any such Director.

Proposed Alterations to Existing Article 109

By deleting Article 109 in its entirety and substituting therefor the following:–

109. A resolution in writing, signed by a majority of the Directors entitled to receive notice of a meeting of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Article 112

Existing Article 112

112. The Directors may from time to time appoint any person, including a Director, to be Chief Executive Officer (or such other designation as the Directors may from time to time decide) for such period and on such terms as the Directors think fit. Subject to the terms of any agreement entered into in any particular case, the Directors may revoke any such appointment. If any Director is so appointed as Chief Executive Officer, such Director shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation or retirement of Directors, but his appointment shall be automatically determined if he ceases for any cause to be a Director. Where a Chief Executive Officer is appointed for a fixed term, the term shall not exceed 5 years.

Proposed Alterations to Existing Article 112

By deleting Article 112 in its entirety and substituting therefor the following:–

112(1). The Directors may from time to time appoint any person, including a Director, to be Chief Executive Officer (or such other designation as the Directors may from time to time decide) for such period and on such terms as the Directors think fit. Subject to the terms of any agreement entered into in any particular case, the Directors may revoke any such appointment.

(2) If any Director is so appointed as Chief Executive Officer, such Director shall, while holding that office, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors.

(3) The appointment of any Director to any executive office (including the office of the Chief Executive Officer) shall not automatically determine if he ceases for any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise.

(4) Where a Chief Executive Officer is appointed for a fixed term, the term shall not exceed 5 years.

Article 116

Existing Article 116

116. The Secretary shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

Proposed Alterations to Existing Article 116

By deleting Article 116 in its entirety and substituting therefor the following:–

116. The Secretary shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. If thought fit two or more persons may be appointed as Joint Secretaries and such persons may in the discharge of their duties act jointly or severally. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary, Joint Secretaries or Assistant Secretaries shall not conflict with the provisions of the Act.

New Heading "AUTHENTICATION OF DOCUMENTS" and New Article 120A

By inserting the new heading "AUTHENTICATION OF DOCUMENTS" after Article 120 and by inserting new Article 120A as follows:–

AUTHENTICATION OF DOCUMENTS

120A. Any Director or Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are not kept at the registered office of the Company, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to these presents may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors. Authentication of documents

Article 122

Existing Article 122

122. *The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 6 months.*

Proposed Alterations to Existing Article 122

By deleting Article 122 in its entirety and substituting therefor the following:–

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 4 months.

Article 141

Existing Article 141

141. *On a voluntary winding up of the Company no commission or fee shall be paid to a liquidator without the prior approval of the Company in general meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the meeting at which it is to be considered.* *Liquidator's Commission*

Proposed Alterations to Existing Article 141

By deleting Article 141 in its entirety.

Article 143

Existing Heading "Alteration of Articles" and Article 143

ALTERATION OF ARTICLES

143. *The Company shall not delete, amend or add to any of these Articles unless prior written approval has been sought and obtained from the Stock Exchange for such deletion, amendment or addition.* *Alteration of Articles*

Proposed Alterations to Existing Heading "ALTERATION OF ARTICLES" and Article 143

By deleting the heading "ALTERATION OF ARTICLES" before Article 143 and Article 143 in their entirety.

THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

The proposed modifications to the SATS Employee Share Option Plan are set out below. For ease of reference and where appropriate, the full text of the relevant Rules of the SATS Employee Share Option Plan which are proposed to be modified have been reproduced.

Existing Rule 4.1

4. MAXIMUM LIMITS ON OPTIONS

4.1 The number of Plan Shares to be offered to a Participant in accordance with the Plan shall be determined by the Committee at its absolute discretion after taking into account the Participant's performance and such other general criteria as the Committee may consider appropriate, subject to the limits set out, in the case of Senior Executives, in Appendix A and in the case of Employees, in Appendix B, and to any adjustment which may be made under Rule 10.

Proposed Modifications to Existing Rule 4.1

By deleting Rule 4.1 in its entirety and substituting therefor the following:-

4. MAXIMUM LIMITS ON OPTIONS

4.1 The number of Plan Shares to be offered to a Participant in accordance with the Plan shall be determined by the Committee at its absolute discretion after taking into account the Participant's performance and such other general criteria as the Committee may consider appropriate, and subject to any adjustment which may be made under Rule 10 and (in the case of Employees) to the limits set out in Appendix B.

Existing paragraph 2 of Appendix A

2. MAXIMUM LIMITS ON OPTIONS

The number of Plan Shares to be offered to a Senior Executive is subject to the following limits for each financial year:-

Grade	Maximum number of Plan Shares for each financial year*
I	272,000
II	116,000
III	78,000
IV	19,400
V	15,600
VI	7,800

* allocations are based on issued share capital of $100 million comprising 1 billion shares at $0.10 par value.

In the event that new grades of employment are introduced by the Company for the Senior Executives (whether in addition to or in substitution for the existing grades of employment), and such new grades are not higher than Grade I, the Committee shall have the absolute discretion to determine the maximum number of Plan Shares that may be offered to a Senior Executive appointed to such new grade provided that such number of Plan Shares shall not exceed the maximum number of Plan Shares that may be offered to a Senior Executive holding the next higher grade of appointment.

Proposed Modification to Existing Paragraph 2 of Appendix A

By deleting paragraph 2 of Appendix A in its entirety.

THE NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS (THE "IPT MANDATE")

1. CHAPTER 9 OF THE NEW LISTING MANUAL

1.1 Chapter 9 of the new listing manual (the "**New Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9 of the New Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:–

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2003, the consolidated NTA of the SATS Group was S$1,077.7 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2004 are published, 5% of the latest audited consolidated NTA of the SATS Group would be S$53.9 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the New Listing Manual:–

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his

immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:–

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 *Rationale for the IPT Mandate*

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:–

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the Extraordinary General Meeting of the Company to be held on 19 July 2003, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit Committee of the Company (the "**Audit Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provides a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia*, air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the New Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:–

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:–

(a) Review Procedures

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:–

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/ discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases and except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:–

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item; if there are fewer than 6 known vendors, a closed tender for bids will be called inviting all the known vendors to bid;

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all the known vendors to bid.

For the purpose of this provision, the expression "known vendors" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be

subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "counterparties" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:–

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit Committee.

References to the "same Interested Person" shall bear the meaning set out in Clause 908 of the New Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit Committee has an interest in the transaction to be reviewed by the Board or the Audit Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the SGX-ST Listing Manual, the Company will:–

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the New Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested persons transactions is in force or as otherwise required by the provisions of the New Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:–

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested persons transactions under Rule 920 of the New Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested persons transactions under Rule 920 of the New Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit Committee's Statements

2.7.1 The Audit Committee has reviewed the terms of the IPT Mandate, as proposed to be adopted, and is satisfied that the review procedures for Interested Person Transactions, as well as the periodic reviews to be made by the Audit Committee in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant classes of Interested Persons in accordance with the EAR Group's normal commercial terms, and hence, not prejudicial to the interests of the Company and its Shareholders.

2.7.2 The Audit Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of Shareholders, the Company will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

LETTER FROM KPMG CORPORATE FINANCE PTE LTD TO THE INDEPENDENT DIRECTORS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

12 June 2003

The Independent Directors of Singapore Airport Terminal Services Ltd

Dear Sirs:

THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

Singapore Airport Terminal Services Ltd (the "Company") is proposing to adopt a new shareholders' mandate (the "New Shareholders' Mandate") to enable the entering into of certain categories of transactions with specified classes of the Company's interested persons. This letter has been prepared for the use of Barry Henry Patrick Desker, Richard Charles Helfer, Hong Hai, Ng Kee Choe and Ow Chin Hock who are the Independent Directors of the Company (the "Independent Directors") to be incorporated into the circular to the shareholders of the Company (the "Shareholders") dated 12 June 2003 (the "Circular") which provides, *inter alia*, the details of the New Shareholders' Mandate and the recommendation of the Independent Directors thereon. Unless otherwise defined in this letter, the terms hereof shall have the same meaning as in the Circular.

To comply with the requirements of Chapter 9 of the New Listing Manual, KPMG Corporate Finance Pte Ltd ("KPMG") has been appointed as the independent financial adviser to provide an opinion on whether the methods and procedures set out in the New Shareholders' Mandate (as described in paragraph 2.5 of Appendix 3 to the Circular) for determining the prices of Interested Person Transactions (as described in paragraph 2.4 of Appendix 3 to the Circular) are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the minority shareholders of the Company ("Independent Shareholders").

2. TERMS OF REFERENCE

The objective of this letter is to provide an independent opinion, for the purposes of Chapter 9 of the New Listing Manual, on whether the methods and procedures set out in the New Shareholders' Mandate for determining the prices of Interested Person Transactions are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders.

KPMG's views as set forth in this letter are based on prevailing market and economic conditions, and our analysis of the information provided in the Circular as well as information provided to us by the Company as of the Latest Practicable Date (as the term is defined in the Circular). Accordingly, this opinion does not take into account any events or conditions which occurred after the Latest Practicable Date.

KPMG is not and was not involved in any aspect of the discussions on the scope of the New Shareholders' Mandate, nor were we involved in the deliberations leading up to the recommendation by the Independent Directors to obtain the New Shareholders' Mandate or the methods or procedures adopted by the Company for determining the prices of Interested Person Transactions. In the course of our evaluation of the methods or procedures adopted for determining transaction prices in connection with the New Shareholders' Mandate, we have held discussions with certain senior managers of the Company ("Senior Management") and

also have kept the members of the audit committee of the Company ("Audit Committee") apprised of such discussions. We have also relied on the information contained in the Circular. We have not independently verified such information furnished by Senior Management nor any representation or assurance made by them, whether written or verbal, and accordingly cannot and do not warrant or accept responsibility for the accuracy or completeness of such information, representation or assurance. Nevertheless, the Company is of the view that the information contained in the Circular in relation to the proposed renewal of our New Shareholders' Mandate for Interested Person Transactions is fair and accurate in all material respects as at the date of the Circular, and that there are no material facts, the omission of which, would make any statement contained in the Circular in relation hereto, misleading in any material respect.

We have used our reasonable judgement in assessing information given to us by the Senior Management and have found no reason to doubt the reliability of such information. We have further assumed that the opinion made by the Independent Directors in paragraph 9.4 of the Circular have been reasonably made after due and careful enquiry. We have not conducted a comprehensive review of the business, operations or financial condition of the Company or the Interested Person Transactions described in paragraph 2.4 of Appendix 3 to the Circular.

Our opinion was delivered for the use and benefit of the Independent Directors in their recommendation to the Shareholders on the New Shareholders' Mandate, and such recommendations shall remain the responsibility of the Independent Directors. Our opinion should not be relied on as a recommendation to any Shareholder as to how such Shareholder should vote on the New Shareholders' Mandate or any matter related thereto. Each Shareholder may have different investment objectives and considerations and if he is in any doubt as to the course of action he should take, he should consult his professional adviser immediately.

We are not required to conduct and have not conducted any review of the historical or current Interested Person Transactions carried out by the Company. Accordingly, we do not express any opinion on whether such Interested Person Transactions were or are in compliance with the review procedures set out under the New Shareholders' Mandate. The implementation of such review procedures is the responsibility of the Company.

We are not required or authorised to obtain, and we have not obtained, any quotations or transaction prices from third parties for products or services similar to those which are to be covered by the New Shareholders' Mandate, and therefore are not able to, and did not, compare the Interested Person Transactions with similar transactions with third parties.

The Directors have collectively and individually accepted responsibility for the Circular and have confirmed, having made all reasonable enquires, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date hereof and that there are no material facts the omission of which would make any statement in the Circular misleading.

Our opinion in relation to the New Shareholders' Mandate should be considered in the context of the entirety of this letter and the Circular.

3. NEW SHAREHOLDERS' MANDATE

(a) Background

It is envisaged that, in the ordinary course of business of the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the New Listing Manual (together the "EAR Group"), transactions between the EAR Group and the Company's Interested Persons ("Interested Persons") are likely to occur with some degree of frequency and may arise at any time and from time to time. The categories of Interested Person Transactions are described in paragraph 2.4 of Appendix 3 to the Circular. The terms of the New Shareholders' Mandate do not include any transactions with the Directors and Chief Executive Officer of the Company, which shall be subject to the relevant provisions of the New Listing Manual.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the Company is seeking the approval of Shareholders, pursuant to Chapter 9 of the New Listing Manual, for the New Shareholders' Mandate to enable the Company to enter into Interested Person Transactions with the classes of Interested Persons (as set out in paragraph 2.3 of Appendix 3 to the Circular), provided that such Interested Person Transactions are made on normal commercial terms, and are not prejudicial to the interests of the Company and/or its Independent Shareholders.

The New Shareholders' Mandate does not cover any Interested Person Transaction which has a value of less than S$100,000 as the threshold and aggregation requirements of Chapter 9 of the New Listing Manual do not apply to such transactions.

(b) Interested Person Transactions

Salient information on the Interested Person Transactions including:–

(i) the rationale for the New Shareholders' Mandate;

(ii) the classes of Interested Persons;

(iii) the categories of Interested Person Transactions;

(iv) the review procedures for Interested Person Transactions; and

(v) the benefit to Shareholders of the New Shareholders' Mandate,

is set out in paragraph 5 of the letter to Shareholders and in paragraphs 2.1 to 2.6 of Appendix 3 to the Circular.

(c) Validity Period of the New Shareholders' Mandate

If approved by Shareholders at the EGM, the New Shareholders' Mandate will take effect from the passing of the Ordinary Resolution relating thereto at the EGM, and (unless revoked or varied by the Company in general meeting) continue in force until the next AGM of the Company. Approval from Shareholders will be sought for the renewal of the New Shareholders' Mandate at the next AGM and at each subsequent AGM of the Company, subject to satisfactory review by the Company's Independent Directors of its continued application to transactions with Interested Persons.

(d) Disclosure

In accordance with the requirements of Chapter 9 of the New Listing Manual, disclosure is required to be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the New Shareholders' Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the New Shareholders' Mandate continues in force. The Company will also announce the aggregate value of transactions conducted pursuant to the New Shareholders' Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

(e) Other Transactions with Interested Persons

The Independent Directors should note that any transaction between any company within the EAR Group and the Interested Persons which does not fall within the ambit of the New Shareholders' Mandate (as set out in paragraphs 2.1 to 2.6 of Appendix 3 to the Circular and in respect of which approval is sought from the Shareholders at the EGM) shall be subject to the relevant provisions of Chapter 9 of the New Listing Manual and/or other applicable provisions of the New Listing Manual.

Such transactions will, unless specifically excluded from the ambit of Chapter 9 of the New Listing Manual, require an immediate announcement where:–

(i) the transaction is of a value equal to, or more than, 3% of the Company's latest audited consolidated net tangible assets; or

(ii) the aggregate value of all transactions entered into with the same Interested Person during the same financial year amounts to 3% or more of the Company's latest audited consolidated net tangible assets.

Shareholders' approval (in addition to an immediate announcement) is required where:–

(i) the transaction is of a value equal to, or more than, 5% of the Company's latest audited consolidated net tangible assets; or

(ii) the transaction, when aggregated with other transactions entered into with the same Interested Person during the same financial year, is of a value equal to, or more than, 5% of the Company's latest audited consolidated net tangible assets.

4. CONCLUSION

In arriving at our opinion on whether the methods and procedures for determining transaction prices of Interested Person Transactions for the purposes of the New Shareholders' Mandate, as set out in paragraph 2.5 of Appendix 3 to the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders, we have considered the following:–

(a) the rationale for and the benefit to the Shareholders of the New Shareholders' Mandate;

(b) the classes of Interested Persons and the categories of Interested Person Transactions covered by the New Shareholders' Mandate; and

(c) the review processes and procedures for Interested Person Transactions.

Based on the analysis undertaken and subject to the qualifications and assumptions made herein, KPMG is of the opinion that the current methods and procedures for determining transaction prices of Interested Person Transactions as set out in paragraph 2.5 of Appendix 3 to the Circular, are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the Independent Shareholders.

We have prepared this letter for the use of the Independent Directors in connection with and for the purposes of their consideration of the New Shareholders' Mandate, and for inclusion in the Circular. No other person may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner except with KPMG's prior written consent in each specific case.

The opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Tham Sai Choy
Director

Chris Archer
Associate Director

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of the Company will be held at The Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Saturday, 19 July 2003 at 10.30 a.m. or soon after the conclusion of the Annual General Meeting to be held at 10.00 a.m. on the same day and at the same place, for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:–

SPECIAL RESOLUTION 1: THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

That the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in Appendix 1 to the Circular to Shareholders dated 12 June 2003.

ORDINARY RESOLUTION 2: THE PROPOSED SHARE ISSUE MANDATE

That, subject to Special Resolution 1 having been passed, authority be and is hereby given to the Directors of the Company to:–

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:–

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:–

(1) new shares arising from the conversion or exercise of any convertible securities or employee share options on issue which are outstanding or subsisting at the time this Resolution is passed; and

(2) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest).

ORDINARY RESOLUTION 3: THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

That:–

(a) the rules of the SATS Employee Share Option Plan (the "**SATS Employee Share Option Plan**") be modified in the manner as set out in Appendix 2 to the Circular; and

(b) the Directors of the Company be and are hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan) in accordance with the rules of the SATS Employee Share Option Plan (as modified) and to allot and issue from time to time such number of Ordinary Shares (as defined in the SATS Employee Share Option Plan) as may be required to be issued pursuant to the exercise of Options under the SATS Employee Share Option Plan, provided that the aggregate number of Ordinary Shares to be issued pursuant to the SATS Employee Share Option Plan shall not exceed 15 per cent. of the issued ordinary share capital of the Company from time to time.

ORDINARY RESOLUTION 4: THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

That:–

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 3 of the Circular to Shareholders dated 12 June 2003 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 3 of the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Yip Wai Ping Annabelle
Company Secretary

Dated this 12th day of June 2003
Singapore

NOTES:-

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)

PROXY FORM

1. For investors who have used their CPF monies to buy the Company's shares, this circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ______________________________ (NRIC/Passport No.__________________) of

____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (No. of Shares)
and/or (delete as appropriate)			

Or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us on *my/our behalf at the EGM of the Company to be held on 19 July 2003 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf at the EGM and at any adjournment thereof.

	**For	**Against
Special Resolution 1 To approve the proposed alterations to the Articles of Association		
Ordinary Resolution 2 To approve the proposed Share Issue Mandate		
Ordinary Resolution 3 To approve the proposed modifications to the SATS Employee Share Option Plan		
Ordinary Resolution 4 To approve the proposed adoption of a new shareholders' mandate for interested person transactions		

* Delete Accordingly

** Please indicate your vote "For" or "Against" with a "✓" within the box provided

Dated this ______ day of ____________________ 2003

Total number of Ordinary Shares held:	

____

Signature(s) of Shareholder(s) or Common Seal

IMPORTANT
Please read Notes on the reverse.

NOTES:–

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed in the alternative.

3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 at least 48 hours before the time appointed for the EGM.

6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.

8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

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Release Date **Announcement Details**

- SINGAMAS CONTAINER HOLDINGS LIMITED
- SINGAPORE AIRLINES LTD
- SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Release Date	Announcement Details
Jul 21 2003	ANNOUNCEMENT PURSUANT TO RULE 704(8) OF THE LISTING MANUAL
Jul 19 2003	OUTCOME OF THE 30TH ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY
Jul 16 2003	PRESS RELEASE: Keppel and SATS form joint venture to provide ground handling services at Baghdad International Airport in
Jul 09 2003	SATS Operating Data for June 2003
Jun 16 2003	OPERATING DATA FOR MAY 2003
Jun 12 2003	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Jun 12 2003	NOTICE OF EXTRAORDINARY GENERAL MEETING
Jun 12 2003	NOTICE OF ANNUAL GENERAL MEETING
Jun 04 2003	AMENDMENTS TO SATS EMPLOYEE SHARE OPTION PLAN

Listed Companies' Announcements - By Company

The information listed here is sent to the SGX electronically by the listed companies. They are current but in no way representative of all company announcements. Results based announcements are kept for maximum of 1 year and the rest of the announcements are up till 3 months.

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Alphabetical Listings: A B C D E F G H I J K L M N O P Q R S T U V W X Y Z

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Release Date	Announcement Details
SINGAPORE AIRPORT TERMINAL SERVICES	
May 28 2003	SATS AIRFREIGHT TERMINALS RECEIVE TAPA CLASS 'A' SECURITY CERTIFICATION
May 27 2003	INTERESTED PERSON TRANSACTIONS FOR FINANCIAL YEAR 2002-03
May 26 2003	WAGE CUTS FOR SATS MANAGEMENT
May 23 2003	SATS FY2002/2003 Results Briefing for Analysts and Journalists held on 22 May 2003
May 21 2003	SATS FY2002/03 Profit Up 0.9%
May 21 2003	Full Year Financial Statement And Dividend Announcement
May 19 2003	BOARD CHANGES
May 19 2003	Cheng Wai Wing Edmund appointed as Chairman and Director on 22/05/2003
May 16 2003	SATS Operating Data for April 2003

SGX eShop

- May 06 2003 SATS DEFERS IMPLEMENTATION OF CARGO TERMINAL SECURITY FEE
- Apr 23 2003 ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL
- Apr 14 2003 SATS Operating Data for March 2003
- Mar 21 2003 INCREASE IN ISSUED AND PAID UP SHARE CAPITAL OF SUBSIDIARY
- Mar 14 2003 SATS OPERATING DATA FOR FEBRUARY 2003
- Feb 26 2003 INCREASE IN SHAREHOLDING IN ASSOCIATED COMPANY
- Feb 14 2003 SATS OPERATING DATA FOR JANUARY 2003

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704(8) OF THE LISTING MANUAL

Pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company wishes to announce that Mr Chew Choon Seng and Mr Ng Kee Choe have been re-appointed to the Audit Committee of the Company following their re-election as Directors of the Company at the Company's Annual General Meeting held last Saturday 19 July 2003. For the purposes of the said Rule, Mr Ng is considered by the Nominating Committee and the Board to be an independent Director, and Mr Chew (as Chief Executive Officer of Singapore Airlines Limited, the Company's holding company) is not considered by the Nominating Committee and the Board to be an independent Director.

Submitted by Annabelle Yip, Company Secretary on 21/07/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

OUTCOME OF THE 30TH ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company wishes to announce that:-

1. at the 30th Annual General Meeting ("AGM") of the Company held at 10 am today, all resolutions including the Special Business specified in the Notice of AGM dated 12 June 2003 were duly approved and passed by the Company's Shareholders; and

2. at the Extraordinary General Meeting ("EGM") of the Company held immediately after the AGM today, the Special and Ordinary Resolutions specified in the Notice of EGM also dated 12 June 2003 were duly approved and passed by the Company's Shareholders.
Submitted by Annabelle Yip, Company Secretary on 19/07/2003 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

PRESS RELEASE: Keppel and SATS form joint venture to provide ground handling services at Baghdad International Airport in Iraq

Singapore, 16 July 2003 - Keppel Integrated Engineering Limited (KIE), the wholly owned infrastructure subsidiary of Keppel Corporation Limited (KCL), and Singapore Airport Terminal Services Limited (SATS) have formed a joint venture to provide ground handling services at the Baghdad International Airport (BGW) in Iraq.

The joint venture agreement, which was signed today, provides for the incorporation in Singapore of "Mid-East Airport Services Pte Ltd" (JVC). The JVC has an authorised share capital of S$2,000,000 divided into 2,000,000 ordinary shares of par value S$1 (Shares), and will have an issued and paid-up share capital of S$500,000 comprising 500,000 Shares. KIE and SATS will hold equal stakes of 50% in the JVC.

Further details of the venture will be announced when the BGW project is finalised. The planned participation in the re-opening of BGW will stand both KIE and SATS in good stead to develop other business opportunities in Iraq that are related to their core businesses.

For KIE, this paves the way for the infrastructure group to offer its core expertise of maintenance and operations services to mission critical facilities including airports, hospitals and industrial plants.

Through this JVC, SATS will provide much needed airport ground handling services in Baghdad and help rebuild Iraq's infrastructure. This is part of SATS' continued focus to drive growth through overseas investments.

The investment in the JVC is not expected to have any significant impact on the net tangible assets per share and earnings per share of KCL for its financial year ending 31 December 2003, and SATS for its financial year ending 31 March 2004.

- end -

About Keppel Corporation Limited and Keppel Integrated Engineering Limited

Keppel Corporation Limited is a leading Singapore based company listed on the Singapore Exchange Securities Trading Ltd. It is involved in three core businesses of Offshore and Marine, Infrastructure and Property. With global operations in more than 25 countries, Keppel continues to leverage its international network, resources and strong branding to grow key businesses into global entities.

Keppel Integrated Engineering Limited (KIE), a wholly owned subsidiary of Keppel Corporation Limited, is part of the Infrastructure arm within the Keppel Group. Through its wholly owned unit Keppel FMO Pte Ltd, KIE has a proven track record of providing facilities, maintenance and operations services to a broad range of industries since 1985.

Notable projects currently managed by Keppel FMO include Changi International Airport, Airline House, Alexandra Hospital, Changi General Hospital, Tan Tock Seng Hospital, National University Hospital, Ministry of Home Affairs, Nanyang Technological University, National Institute of Education, Subordinate Court, M1 Building and the Woodlands Checkpoint. Overseas, KIE was previously involved in the construction of Hong Kong International Airport's baggage handling system.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 14 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg

For more information, please contact:

MAH TZE CHIANG LOW HOOI HOON
Singapore Airport Terminal Services Limited Keppel Corporation Limited
Tel: (65) 6541 8150 Tel: (65) 6413 6424
Fax: (65) 6541 8154 Fax: (65) 6413 6452

Email: *tzechiang_mah@singaporeair.com.sg* Email: *hooihoon.low@kepcorp.com*

This press release is also available on websites: www.kepcorp.com and www.sats.com.sg
Submitted by Annabelle Yip, Company Secretary on 16/07/2003 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for June 2003

This is the SATS operating data for June 2003:

	June 2003	June 2002	% change
Unit Services Handled ('000)	4.48	6.34	- 29.3
Flights Handled ('000)	4.12	6.10	- 32.4
Cargo/Mail Processed ('000 tonnes)	108.22	121.28	- 10.8
Passengers Handled ('M)	1.33	2.06	- 35.4
Unit Meals Produced ('M)	1.00	1.45	- 30.8
Gross Meals Produced ('M)	1.27	1.79	- 29.2

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

The SATS operational data for June 2003 show a marked improvement on the month before. The only exception is Cargo tonnage processe which remained about the same level. With SARS under control, we should see an increase in business and leisure travel by air. Operating data are expected to improve, but not back to the same levels seen a year ago.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 09/07/2003 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

OPERATING DATA FOR MAY 2003

This is the SATS operating data for May 2003:

	May 2003	May 2002	% change
Unit Services Handled ('000)	4.17	6.59	(36.8)
Flights Handled ('000)	3.89	6.33	(38.6)
Cargo/Mail Processed ('000 tonnes)	108.32	118.46	(8.6)
Passengers Handled ('M)	0.87	2.00	(56.3)
Unit Meals Produced ('M)	0.74	1.47	(49.8)
Gross Meals Produced ('M)	0.94	1.83	(48.6)

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 16/06/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

MTN-Mar03.pdf
Submitted by Annabelle Yip, Company Secretary on 12/06/2003 to the SGX

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SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Cheong Choong Kong and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 March 2003:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) in line with the revised Statement of Accounting Standard (SAS) 20 [The effects of Changes in Foreign Exchange Rates], financial results of foreign associated companies are now translated into Singapore dollars at the average exchange rates for the period. Previously, such results were translated at exchange rates on balance sheet date.

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated : 16 May 2003

Cheong Choong Kong
Chairman

Michael Tan Jiak Ngee
Deputy Chairman

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P.O. Box 3 Singapore Changi Airport, Singapore 918141.
visit us: www.sats.com.sg

ANNOUNCEMENTS

Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of the Company will be held at The Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Saturday, 19 July 2003 at 10.30 a.m. or soon after the conclusion of the Annual General Meeting to be held at 10.00 a.m. on the same day and at the same place, for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:-

SPECIAL RESOLUTION 1: THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

That the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in Appendix 1 to the Circular to Shareholders dated 12 June 2003.

ORDINARY RESOLUTION 2: THE PROPOSED SHARE ISSUE MANDATE

That, subject to Special Resolution 1 having been passed, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretio deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:-

(c) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursua to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued oth than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolutio but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued sha capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:-

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution i passed, after adjusting for:-

(1) new shares arising from the conversion or exercise of any convertible securities or employee share options on issue which are outstanding or subsisting at the time this Resolution is passed; and

(2) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein be fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest).

ORDINARY RESOLUTION 3: THE PROPOSED MODIFICATIONS TO THE SATS EMPLOYEE SHARE OPTION PLAN

That:-

(a) the rules of the SATS Employee Share Option Plan (the "**SATS Employee Share Option Plan**") be modified in the manner as set out in Appendix 2 to the Circular; and

(b) the Directors of the Company be and are hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan) in accordance with the rules of the SATS Employee Share Option Plan (as modified) and to allot and issue from time to time such number of Ordinary Shares (as defined in the SATS Employee Share Option Plan) as may be required to be issued pursuant to the exercise of Options under the SATS Employee Share Option Plan, provided that the aggregate number of Ordinary Shares to be issued pursuant to the SATS Employee Share Option Plan shall not exceed 15 per cent. of the issued ordinary share capital of the Company from time to time.

ORDINARY RESOLUTION 4: THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

That:-

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 3 of the Circular to Shareholders dated 12 June 2003 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 3 of the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Yip Wai Ping Annabelle
Company Secretary

Dated this 12th day of June 2003
Singapore

NOTES:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Submitted by Annabelle Yip, Company Secretary on 12/06/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

NOTICE OF ANNUAL GENERAL MEETING

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 30th Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Saturday 19 July 2003 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2003 and the Auditors' Report thereon.

2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2003.

3. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself

for re-election as Director.

5. To re-elect Mr Barry Desker, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr Cheng Wai Wing Edmund in accordance with Article 90 of the Company's Articles of Association.

7. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration

SPECIAL BUSINESS
ORDINARY RESOLUTIONS

8. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8.1 "To approve payment of Directors' Fees of $377,370.96 (FY2001/02:- $266,256.79) for the year ended 31 March 2003."

8.2 "That subject to the Companies Act (Cap. 50), the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap. 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT**:- (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and the aggregate number of shares that may be issued under this proviso shall be calculated in accordance with the listing rules of the SGX-ST, and (b) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

8.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

8.4 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("Chapter 9"):-

(a) approval be and is hereby given, for the Company, its subsidiaries and relevant associated companies comprising entities at risk under the provisions of Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed at the Annual General Meeting of the Company held on 9 July 2002 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate;
(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and
(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 30th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 8 August 2003, the Transfer Books and Register of Members of the Company will be closed on 28 and 29 July 2003 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2003 will be entitled to the proposed final dividend.

By order of the Board

Yip Wai Ping Annabelle
Company Secretary

Dated this 12th day of June 2003
Singapore

EXPLANATORY NOTES ON ORDINARY BUSINESS RESOLUTION NOS. 3 TO 6 AND SPECIAL BUSINESS TO BE TRANSACTED

i. In relation to Ordinary Resolutions Nos. 3 to 5, Mr Ng Kee Choe will upon re-election continue to serve as Chairman of the Audit Committee and member of the Nominating Committee and Capital Structure Committee. Mr Chew Choon Seng will upon re-election continue to serve as Deputy Chairman of the Company and as Chairman of the Capital Structure Committee and member of the Audit Committee, Nominating Committee and SATS Board Committee. Mr Barry Desker will upon re-election continue to serve as Chairman of the Nominating Committee. The Nominating Committee and the Board consider Mr Ng and Mr Desker as independent Directors and Mr Chew as a non-independent Director. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Ng, Mr Chew and Mr Desker.
ii. In relation to Ordinary Resolution No. 6, Mr Cheng Wai Wing Edmund will upon re-election continue to serve as Chairman of the Company and as Chairman of the SATS Board Committee. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Cheng. The Nominating Committee and the Board consider Mr Cheng to be a non-independent Director.
iii. Ordinary Resolution No. 8.1 is to approve the payment of Directors' Fees of $377,370.96 (FY2001/02:- $266,256.79) (FY2000/01:- $327,120.54) for the year ended 31 March 2003, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section of the SATS Annual Report for FY2002-03. The increase in the amount of Directors' Fees from the amount for FY2001/02 is due to the increase in the number of Directors on the Board (from 7 to 9) and in the number of Board Committees (from 4 to 5, excluding the ad hoc Capital Structure Committee whose members will not receive fees in respect of their membership), as well as a 15% reduction in Directors' Fees that was incorporated in the amount for FY2001/02. The Directors have decided to waive 50% of the said Directors' Fees of $377,370.96, in the light of the difficult economic conditions facing the Company following the war in Iraq and impact of Severe Acute Respiratory Syndrome (SARS), and the cost cutting measures taken as well as under consideration by the Company, relating to staff and other costs.
iv. Ordinary Resolution No. 8.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of

the Company for the time being, calculated in accordance with the listing rules of the Singapore Exchange Securities Trading Limited.
v. Ordinary Resolution No. 8.3 is to authorise the Directors to offer and grant Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001.
vi. Ordinary Resolution No. 8.4 is to renew the modified and restated Shareholders' Mandate for Interested Person Transactions ("IPT Mandate") approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed by ordinary resolution passed at the Annual General Meeting of the Company held on 9 July 2002, authorizir the Company, its subsidiaries and relevant associated companies or any of them to enter into certain types of transactions with certain interested persons, as specified in the IPT Mandate.

NOTES
1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.
Submitted by Annabelle Yip, Company Secretary on 12/06/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

AMENDMENTS TO SATS EMPLOYEE SHARE OPTION PLAN

The Company wishes to announce that the terms of the SATS Employee Share Option Plan have been amended by the SATS Remuneration Committee to comply with the provisions of the revised Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") which was issued by the SGX-ST on 1 July 2002.

The following are the amendments made:-

A. The addition of a new Rule 22 as follows:-

"22. DISCLOSURE IN ANNUAL REPORT

The following information, or where applicable, an appropriate negative statement, will be disclosed in the Company's annual report:-

(a) The names of the members of the Committee.

(b) The information set out in the table below, for the following Participants:-

(i) Directors of the Company;

(ii) Participants who are controlling shareholders (as defined in the Listing Manual of the SGX-ST) of the Company and their associates (as definec in the Listing Manual of the SGX-ST); and

(iii) Participants, other than those referred to in Rule 22(b)(i) and (ii), who receive 5% or more of the total number of Options available under the Plan;

Name of Participant	Options granted during financial year under review (including terms)	Aggregate Options granted since Adoption Date to end of financial year under review	Aggregate Options exercised since Adoption Date to end of financial year under review	Aggregate Options outstanding as at end of financial year under review

(c) (i) The names of and number and terms of Options granted to each director or employee of the SIA Group, who receives 5% or more of the total number of Options available to all directors and employees of the SIA Group under the Plan, during the financial year under review; and

(ii) The aggregate number of Options granted to the directors and employees of the SIA Group for the financial year under review, and since the Adoption Date to the end of the financial year under review.

(d) The number and proportion of Options granted at a discount during the financial year under review in respect of every 10% discount range, up to the maximu quantum of discount granted."

B. The amendment of Rule 10.2 by:-

(a) deleting "and" at the end of Rule 10.2(b);

(b) adding the following new sub-paragraph after Rule 10.2(b):-
"(c) all adjustments must be made in such a way that a Participant will not receive a benefit that a shareholder of the Company does not receive; and"

and

(c) renumbering existing Rule 10.2(c) as Rule 10.2(d).
Submitted by Annabelle Yip, Company Secretary on 04/06/2003 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS AIRFREIGHT TERMINALS RECEIVE TAPA CLASS 'A' SECURITY CERTIFICATION

MEDIA RELEASE

SATS AIRFREIGHT TERMINALS RECEIVE TAPA CLASS 'A' SECURITY CERTIFICATION

Singapore, 28 May 2003 - Singapore Airport Terminal Services Ltd (SATS) today said that its airfreight facilities had received the highest class of security certification from the Technology Asset Protection Association (TAPA). All six of its airfreight terminals and Express Courier Centre 1 met the TAPA Class 'A' certification requirements.

TAPA is an association of security professionals and business partners from high technology companies who have been organized for the purpose of addressing the emerging security threats that are common to the technology community. One of its objectives is to affect positive change in the security practices of freight service providers by achieving its Freight Security Requirements. TAPA certified auditors will certify select service providers who meet or exceed the stringent security requirements for safe and secure in-transit storage and warehousing of TAPA members' assets. These security requirements cover aspects such as physical facility security, perimeter security access, monitoring systems as well as employee/visitor screening and access.

Chief Executive SATS Airport Services, Mr Karmjit Singh, said: "We believe we are one of the first airport ground handling agents in the world to have its airfreight facilities recognised and certified. SATS is proud to have attained the Class 'A' security certification from TAPA. This helps us in our goal to make Changi Airport a 'Secure Cargo Hub' for high value air cargo."

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Mr Eddie How, the TAPA certified auditor who conducted the security audit on SATS' airfreight facilities, said: "Security is becoming more and more important in today's logistics chains and cargo movement. TAPA welcomes providers such as SATS who have chosen to invest resources to strengthen air cargo security in the prevailing uncertain times. TAPA congratulates SATS in achieving the required TAPA Class 'A' certifications for seven of their warehouse operations at Changi Airport."

About Singapore Airport Terminal Services (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 14 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For more information on the **Technological Asset Protection Association (TAPA),** visit its website: www.tapa-asia.org.

For a list of the TAPA certified sites, visit www.tapa-asia.org/audit.html

For further details, please contact:

MAH TZE CHIANG
Singapore Airport Terminal Services Ltd
Tel: (65) 6541 8150
Fax: (65) 6541 8154

Email: *tzechiang_mah@singaporeair.com.sg*

Submitted by Annabelle Yip, Company Secretary on 28/05/2003 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INTERESTED PERSON TRANSACTIONS FOR FINANCIAL YEAR 2002-03

Singapore Airport Terminal Services Limited refers to the annoucement of its full year financial statement for Financial Year 2002-03 made on 21 May 2003 and is pleased to provide the following information on interested person transactions conducted in Financial Year 2002-2003 pursuant to Rule 920 of the SGX Listing Manual:

	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) (S$'000)
Singapore Airlines Ltd	7,972
Keppel FMO Pte Ltd	3,347
Keppel Electric Pte Ltd	1,500
Changi International Airport Services Pte Ltd	1,441
Invo-Tech Engineering Pte Ltd	1,006
SilkAir Pte Ltd	1,020
SIA Engineering Company Ltd	574
Eagle Services Asia Pte Ltd	154
SIA Cargo Pte Ltd	151
Singapore Food Industries Ltd	151
Total	17,316

Note: All the above interested persons transactions were done on normal commercial terms.

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Submitted by Annabelle Yip, Company Secretary on 27/05/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

WAGE CUTS FOR SATS MANAGEMENT

The Company wishes to announce that its Management will take a pay cut of between 22.5% and 27.5%. The move is in line with measures being taken to restructure costs with the decline in business demand. Wage reduction will take effect from 1 June 2003.

In total, 60 managerial staff from Managers to Chief Executives will be affected. The reduction in wages will result in annual savings of SGD1.91M.

Negotiations are in progress with the unions regarding wage cuts for non-managerial staff.

The Company's Directors have separately decided to waive 50% of the Directors' Fees to be put before the Company's Shareholders for approval at the upcoming SATS Annual General Meeting scheduled on 19 July 2003.
Submitted by Annabelle Yip, Company Secretary on 26/05/2003 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS FY2002/2003 Results Briefing for Analysts and Journalists held on 22 May 2003

The presentation slides for the SATS FY2002/2003 Results Briefing for Analysts and Journalists held on 22 May 2003 can be found on these WebPages:

http://www.irasia.com/listco/sg/sats/cpresent/index.htm

http://www.sats.com.sg/sats/newlook1/investor/investors.html

Submitted by Annabelle Yip, Company Secretary on 23/05/2003 to the SGX

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS FY2002/03 Profit Up 0.9%

MEDIA RELEASE

SATS FY2002/03 Profit Up 0.9%

Singapore, 21 May 2003 – Singapore Airport Terminal Services (SATS) today reported an after tax profit of S$214.8 million for the 2002/03 financial year, an increase of S$2 million on the previous 12 months.

SATS Chief Executive Officer Mr Prush Nadaisan said the increased profit was the result of a tax write-back and a steady recovery in business during FY2002/03, which was the first full financial year after the events of September 11, 2001.

Group revenue increased by 7.0% year-on-year to S$958.1 million.

Catering revenue improved by 2.4% to $416.1 million, while ground handling revenue increased 8.9% year on year to S$463.7 million.

Expenditure increased by 16.1% to $729.9 million, as a result of higher staff, insurance and security costs.

Profit before tax was down 10.2% to $258.1 million but profit after tax rose marginally by 0.9% as a result of a $17.8 million tax write-back.

SATS' overseas associate companies contributed S$31.1 million to the Group's profit before tax, up 38.2% from the previous financial year.

Speaking on the outlook for FY2003/04, Mr Nadaisan said: "The outbreak of SARS, coming on top of the global economic downturn and the war in Iraq, will pose a daunting challenge. We expect the full impact of SARS to be felt in FY2003/04."

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With the drastic downturn in air travel demand, many airlines have cut flights. Ground handling and inflight catering companies like SATS face pressure on rates and are compelled to find new ways to trim costs while maintaining quality and service standards. It is not known how long or just how badly SARS would continue to affect the industry.

In response to the decline in traffic volumes, SATS had deferred non-urgent expenditures, reduced staff costs and implemented a hiring freeze. Further measures to trim costs are being discussed with staff unions, he said.

During FY2002/03, SATS invested in non-airline related businesses to diversify revenue sources and deliver greater shareholder value. In October 2002, SATS purchased a 57.1% controlling stake in Singapore-based Country Foods Pte Ltd, a supplier of chilled and frozen processed foods. In March 2003, SATS increased its shareholding to 66.7%.

Mr Nadaisan said SATS would continue to look for suitable investment opportunities in core and related businesses as growing the business is still a key part of our strategy.

-Ends-

Announcement information:

SATS' full year results are available on www.sats.com.sg and www.irasia.com

For further information, contact:

JAMES BRASHER MAH TZE CHIANG
Baldwin Boyle Shand Singapore Airport Terminal Services Ltd
Tel: (65) 6538 9211 Tel: (65) 6541 8150
DID: (65) 6230 5129 Fax: (65) 6541 8154
Fax: (65) 6538 1062 **Email:tzechiang_mah@singaporeair.com.sg**
Mobile: (65) 9437 0553
Email:James.brasher@bbspr.com.sg

Submitted by Annabelle Yip, Company Secretary on 21/05/2003 to the SGX

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MASNET No. 40 OF 21.05.2003

Announcement No. 40

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	GROUP		
	2002-03 S$M	2001-2002 S$M	Change %
REVENUE	958.1	895.3	+7.0
EXPENDITURE			
Staff costs	(402.6)	(324.3)	+24.1
Cost of raw materials	(70.5)	(67.5)	+4.4
Licensing fees	(68.5)	(64.4)	+6.4
Depreciation charges	(60.4)	(56.8)	+6.3
Company accommodation and utilities	(56.6)	(54.1)	+4.6
Other costs	(71.3)	(61.5)	+15.9
	(729.9)	(628.6)	+16.1
OPERATING PROFIT	228.2	266.7	-14.4
Interest on borrowings	(5.8)	(5.9)	-1.7
Interest income	3.9	4.0	-2.5

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Gross dividends from long-term investment	0.7	0.6	+16.7
Share of results of associated companies	31.1	22.5	+38.2
Amortisation of goodwill	(0.9)	(0.4)	+125.0
Amortisation of deferred income	0.9	-	-
PROFIT BEFORE TAXATION	258.1	287.5	-10.2
Taxation - Current year *	(61.1)	(74.7)	-18.2
- Adjustment for reduction in Singapore corporate tax rate	17.8	-	-
PROFIT AFTER TAXATION	214.8	212.8	+0.9
Minority interests	(0.1)	0.1	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	214.7	212.9	+0.8
NOTES:			
Operating profit is arrived at after charging/ (crediting) for: Foreign exchange loss/(gain)	2.8	(0.9)	-
Provision for doubtful debts and bad debts written off	0.1	0.1	-
Gain on sale of fixed assets	(0.1)	(1.0)	(90.0)

* Taxation included S$3.5 million (2001/02 : S$2.3 million) in respect of prior year's over provision.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

AUDITED SUMMARISED BALANCE SHEETS AT

	GROUP		COMPANY	
	31.03.2003	31.03.2002	31.03.2003	31.03.2002
	S$M	S$M	S$M	S$M
Share capital	100.0	100.0	100.0	100.0
Distributable reserves	985.2	829.5	619.8	419.9
Non-distributable reserves	1.6	0.8	-	-
Shareholders' funds	1,086.8	930.3	719.8	519.9
Minority interests	2.8	0.5	-	-
Deferred taxation	103.8	113.3	51.5	60.8
Long-term liabilities	46.8	249.5	46.0	248.0
Deferred income	31.9	-	31.9	-
	1,272.1	1,293.6	849.2	828.7
Represented by:-				
Fixed assets	817.6	857.4	590.1	617.6
Subsidiaries	-	-	43.3	37.3
Associated companies	130.3	122.2	95.2	92.7
Long-term investments	7.9	7.9	7.9	7.9

Goodwill	9.2	8.2	-	-
Loan to third parties	46.0	48.0	46.0	48.0
Current assets	661.1	444.2	519.8	322.6
Less: Current liabilities	(400.0)	(194.3)	(453.1)	(297.4)
	1,272.1	1,293.6	849.2	828.7

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31.3.03		As at 31.3.02	
Secured	Unsecured	Secured	Unsecured
-	S$200.6M	-	S$0.8M

Amount repayable after one year

As at 31.3.03		As at 31.3.02	
Secured	Unsecured	Secured	Unsecured
-	S$46.8M	-	S$249.5M

Details of any collateral

NIL

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	GROUP	
	2002-03 S$M	2001-02 S$M
Net cash provided by operating activities	233.1	194.8
Cash flows from investing activities		
Capital expenditure	(12.4)	(43.1)
Investments in associated companies	(3.4)	(45.6)
Repayment of loans from associated companies	0.7	1.5
Dividends from associated companies	15.7	15.8
Proceeds from sale of fixed assets	3.6	1.0
Interest received from deposits	3.6	3.7

Dividends received from long-term investments	0.7	0.6
Purchase of short-term non-equity investments	(117.8)	-
Acquisition of subsidiary company, net of cash acquired*	(2.1)	-
Net cash used in investing activities	(111.4)	(66.1)
Cash flows from financing activities		
Repayment of term loan	(0.6)	(0.6)
Issuance of shares by subsidiary company to a minority shareholder	-	0.5
Payment of hire purchase creditor	(0.2)	(0.4)
Dividends paid	(54.6)	(45.3)
Deferred income	32.8	-
Net cash used in financing activities	(22.6)	(45.8)
Net cash inflows	99.1	82.9
Effects of exchange rate changes	(3.0)	0.9
Cash and cash equivalents at beginning of period	254.1	170.3
Cash and cash equivalents at end of period	350.2	254.1

***Summary of Effects of Changes on Acquisition of Subsidiary Company**

	2002-2003 S$M
Net assets acquired:	
Fixed assets	2.9
Stocks	0.6
Debtors	1.9
Cash and bank balances	1.9
Creditors	(2.6)
	4.7
Less: Minority interests	(2.0)
Goodwill on acquisition	1.3
	4.0
Less: Cash and cash equivalent of subsidiary company acquired	(1.9)
Cash outflow on acquisition, net of cash acquired	2.1

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share Capital	Revenue Reserve	Statutory Reserve	Foreign Currency Translation Reserve	Total Shareholders' Equity
GROUP	S$M	S$M	S$M	S$M	S$M

Balance at 1 April 2001	100.0	650.1	0.6	10.6	761.3
Transfer to statutory reserve	-	(0.2)	0.2	-	-
Share of an associated company's revenue reserve arising from equity accounting	-	2.0	-	-	2.0
Foreign currency translation adjustment	-	-	-	(0.6)	((0.6)
Net gain/(loss) not recognised in the profit and loss accounts	-	1.8	0.2	(0.6)	1.4
Profit attributable to shareholders for the year	-	212.9	-	-	212.9
Dividends, net	-	(45.3)	-	-	(45.3)
Balance at 31 March 2002	100.0	819.5	0.8	10.0	930.3
Transfer to statutory reserve	-	(0.8)	0.8	-	-
Foreign currency translation adjustment	-	-	-	(3.7)	(3.7)
Net gain/(loss) not recognised in the profit and loss accounts	-	(0.8)	0.8	(3.7)	(3.7)
Profit attributable to shareholders for the year	-	214.8	-	-	214.8
Dividends, net	-	(54.6)	-	-	(54.6)
Balance at 31 March 2003	100.0	978.9	1.6	6.3	1.086.8

COMPANY	Share Capital S$M	Revenue Reserve S$M	Total Shareholders' Equity S$M
Balance at 1 April 2001	100.0	341.6	441.6
Profit attributable to shareholders for the year	-	123.6	123.6
Dividends, net	-	(45.3)	(45.3)
Balance at 31 March 2002	100.0	419.9	519.9
Profit attributable to shareholders for the year	-	254.5	254.5
Dividends, net	-	(54.6)	(54.6)
Balance at 31 March 2003	100.0	619.8	719.8

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

.1 On 1 July 2002, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 17,457,400 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,239,500 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2003 for Senior Executives (as defined under the Plan) and 1 July 2004 for other employees, and expire on 30 June 2012. The exercise price of the Shares under the said options was $1.90 per Share.

.2 As at 30 September 2002, options to subscribe for a total of 62,200,300 Shares were outstanding under the Plan. As at 31 March 2003, options to subscribe for a total of 61,799,200 Shares are outstanding under the Plan (options to subscribe for a total of 751,000 Shares lapsed pursuant to Rule 8 of the Plan).

.3 None of the options granted on 28 March 2000, 3 July 2000, 2 July 2001 or 1 July 2002 have been exercised to date.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

Figures have been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Please see below Auditors' report:

"We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 10 to 46. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2003, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,
a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-
i) the state of affairs of the Company and of the Group as at 31 March 2003, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and
ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

ERNST & YOUNG

Certified Public Accountants
Dated this 19th day of May, 2003.
Singapore

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Please see para 5 below.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

The revised Statement of Accounting Standard (SAS) 20 [The effects of Changes in Foreign Exchange Rates] came into effect on 1 April 2002. Accordingly, financial results of foreign associated companies are now translated into Singapore dollars at the average exchange rates for the period. Previously, such results were translated at exchange rates on balance sheet date. The change in accounting policy is applied prospectively because the effect of adopting the revised SAS 20 is not significant.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	2002/03	**2001/02**
Earnings per share (cents)		
(i) Based on weighted no. of ordinary shares in issue	21.5	21.3
(ii) On a fully diluted basis #	21.4	21.3

Based on the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	GROUP		COMPANY	
	31.03.03	31.03.02	31.03.03	31.03.02
Net asset value per ordinary share based on issued shares capital at the end of the year (cents)	108.7	93.0	72.0	52.0

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal

or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

.1 The Group's profit after tax for financial year 2002-03 increased slightly by $2.0 million (+0.9%) to $214.8 million. Revenue was up $62.8 million (+7.0%): ground handling revenue increased $37.9 million (+8.9%) because of more cargo handled; inflight catering revenue was $9.8 million (+2.4%) higher than the preceding year as a result of an increase in the number of meals sold; while revenue from other services grew $15.1 million (+23.9%) mainly because of additional security services purchased by airlines after September 11, 2001. Expenditure increased $101.3 million (+16.1%) to $729.9 million, as a result of highe staff costs (+$78.3 million or +24.1%). Staff costs were significantly increased by a $58.2 million profit-sharing bonus provision, in line with a profit-sharing agreement based on profits of the SIA Group and applicable until the end of financial year 2003-04.

.2 The Group's operating profit was significantly affected by the provision of profit-sharing bonus. If there had been no such provision, as was the case the year before, operating profit would have increased by 7.4%.

.3 Operating expenditure excluding staff costs increased $23.0 million (+7.6%) because of higher insurance costs (+$5.1 million), higher licensing fees (+$4.1 million) and increases in costs of raw materials (+$3.0 million) because of the higher number of meals produced. Depreciation charges and building maintenance costs also increased $3.6 million and $2.3 million respectively.

.4 Share of profits from overseas operations through associated companies increased $8.6 million (+38.2%) to $31.1 million and represent 12.0% of the Group's profit before tax.

.5 Profit before taxation for the Group was $258.1 million, a decline of $29.4 million (-10.2%). However, the Group's profit after tax increased 0.9% because of a $17.8 million tax write-back for financial year 2001-02 as a result of the reduction in Singapore corporate tax rate from 24.5% to 22.0%.
The tax write-back had been reported earlier in the release of the results for the first half year.

.6 The Group's shareholders' funds rose $156.5 million (+16.8%) to $1,086.8 million. Return on average shareholders' funds decreased 3.9 percentage points to 21.3%. Earnings per share went up 0.2 cent to 21.5 cents and net asset value per share went up 15.7 cents to $1.09 as at 31 March 2003.

.7 No transaction or event of a material and unusual nature has arisen between 31 March 2003 and the date of this report, which would substantially affect the results of the Company or the Group.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

No forecast was disclosed.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

.1 The SARS outbreak in March 2003 has resulted in a drastic decline in passenger traffic and flight frequencies. Revenue decreased 18.7% in April 2003 compared to the same month a year ago and the deterioration has continued through May 2003. In line with the decline in business volume, the Group has taken measures to reduce costs. These include the deferment or cancellation of all non-essential expenditures. Discussions are ongoing with the staff unions on wage cut and retrenchment. In this difficult operating environment, the Group expects profit for the first quarter of this financial year to be substantially lower than that of last year. Profit for the whole year will be adversely affected.

.2 The Group will continue its efforts to seek new joint ventures and acquisitions both locally and abroad, especially in the areas of cargo handling and inflight catering.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	3 cents per ordinary share (less tax)	4 cents per ordinary share (less tax)
Par value of shares	10 cents per share	10 cents per share
Tax Rate	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	2 cents per ordinary share (less tax)	4 cents per ordinary share (less tax)
Par value of shares	10 cents per share	10 cents per share
Tax Rate	24.5%	22%

(c) Date payable

Dividend payable on 8 August 2003.

(d) Books closure date

.1 NOTICE is hereby given that, subject to approval being obtained at the 30th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 8 August 2003, the Transfer Books and Register of Members of the Company will be closed on 28 and 29 July 2003 for the preparation of dividend warrants.

.2 Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2003 will be entitled to the proposed final dividend.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

BY INDUSTRY

	Inflight Catering	Ground Handling/ Cargo	Others*	Eliminations	Total
Financial year ended 31 March 2003					
Revenue					
External revenue	416.1	463.7	78.3	-	958.1
Inter-segment revenue	1.1	-	73.0	(74.1)	-
Total revenue	417.2	463.7	151.3	(74.1)	958.1
Operating profit	102.3	91.7	34.2	-	228.2
Interest income	0.9	0.9	4.0	(1.9)	3.9
Interest on borrowings	-	-	(7.7)	1.9	(5.8)
Gross dividends from long-term investment	0.7	-	-	-	0.7
Share of results of associated companies	8.4	22.7	-	-	31.1
Amortisation of goodwill	(0.9)	-	-	-	(0.9)
Amortisation of deferred income	-	-	0.9	-	0.9
Profit before taxation	111.4	115.3	31.4	-	258.1
Taxation	(17.9)	(18.1)	(7.3)	-	(43.3)
Net profit	93.5	97.2	24.1	-	214.8
Financial year ended 31 March 2002					
Revenue					
External revenue	406.3	425.8	63.2	-	895.3
Inter-segment revenue	0.7	0.2	66.9	(67.8)	-
Total revenue	407.0	426.0	130.1	(67.8)	895.3

Operating profit	117.1	109.9	39.7	-	266.7
Interest income	1.7	1.5	4.2	(3.4)	4.0
Interest on borrowings	-	-	(9.3)	3.4	(5.9)
Gross dividends from long-term investment	0.6	-	-	-	0.6
Share of results of associated companies	4.8	17.7	-	-	22.5
Amortisation of goodwill	(0.4)	-	-	-	(0.4)
Profit before taxation	123.8	129.1	34.6	-	287.5
Taxation	(28.4)	(31.6)	(14.7)	-	(74.7)
Net profit	95.4	97.5	19.9	-	212.8

* Others include aviation security services, airline laundry services, cargo delivery, manufacturing of frozen processed food, and leasing of office space

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 8.

15. A breakdown of sales

	FY2002/03 S$M	FY2001/02 S$M	Change %
(a) Sales reported for first half year	465.6	464.5	+0.2
(b) Profit after tax before deducting minority interests reported for first half year	118.2	112.8	+4.8
(c) Sales reported for second half year	492.5	430.8	+14.3
(d) Profit after tax before deducting minority intersts reported for second half year	96.6	100.0	(3.4)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$M)	Previous Full Year (S$M)
Ordinary	54.6	46.3
Preference	0	0
Total:	54.6	46.3

BY ORDER OF THE BOARD

Annabelle Yip Wai Ping (Ms)
Company Secretary
21 May 2003

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

BOARD CHANGES

SATS ANNOUNCES THE APPOINTMENT OF MR CHENG WAI WING EDMUND AS CHAIRMAN TO SUCCEED DR CHEONG CHOONG KONG

MR TAN JIAK NGEE MICHAEL STEPS DOWN AS DEPUTY CHAIRMAN
MR CHEW CHOON SENG APPOINTED AS DEPUTY CHAIRMAN

Singapore, 19 May 2003 - Singapore Airport Terminal Services Ltd (SATS) today announced the appointments of Mr Cheng Wai Wing Edmund as a non-executive director and Chairman of the Board, and Mr Chew Choon Seng as Deputy Chairman of the Board. The appointments will take effect on 22 May 2003.

Mr Edmund Cheng, 50, is Deputy Chairman of Wing Tai Holdings Ltd. He is currently also a director of Singapore Airlines Ltd (SIA), SATS's parent company, as well as Clipsal Industries (Holdings) Ltd and SNP Corporation Ltd . He graduated from Northwestern University USA with a Bachelor of Science in CMI Engineering and received a Masters of Architecture degree from Carnegie-Mellon University in the United States. Mr Cheng succeeds Dr Cheong who will retire from the Board on 22 May 2003.

Dr Cheong, 61, who served as a Director from October 1984 and Chairman since February 1991, will be retiring as Chief Executive Officer of Singapore Airlines Ltd in June 2003. He will be Oversea-Chinese Banking Corporation Limited (OCBC)'s Executive Director and Chairman from 1 July 2003.

Commenting on his retirement from the Board, Dr Cheong said: "I am glad that someone of Mr Cheng's calibre is available to lead the company's future endeavours and I have great confidence that he will provide strong leadership to the Board and management."

Mr Michael Tan, 61, who will be retiring from SIA in January 2004, will step down as Deputy Chairman on 22 May 2003 but will remain as a Director of the Board. Mr Tan has been a SATS Director since September 1977 and Deputy Chairman since February 1991.

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Mr Chew Choon Seng, 56, who had served as a Director since June 1996 and is SIA's Chief Executive Officer-designate, will assume the post of Deputy Chairman on the same date.

Mr Cheng will take the place of Dr Cheong as the Chairman of the SATS Board Committee, and Mr Chew will take the place of Dr Cheong as a member of the SATS Nominating Committee.

The Board and Management of SATS thank Dr Cheong and Mr Tan for their inspired leadership and loyal and dedicated service to the company over the years. With their invaluable contributions, wisdom and their great experience and expertise, the company has achieved a strong regional presence and good growth prospects and a loyal productive workforce, which will stand it in good stead to meet the challenges ahead.

About Singapore Airport Terminal Services (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 14 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further details, please contact:

MAH TZE CHIANG
Singapore Airport Terminal Services Ltd
Tel: (65) 6541 8150
Fax: (65) 6541 8154

Email: *tzechiang_mah@singaporeair.com.sg*

Submitted by Annabelle Yip, Company Secretary on 19/05/2003 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Announcement Of Appointment Of Chairman and Director

Date of appointment:	22 May 2003
Name:	Cheng Wai Wing Edmund
Age:	50
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	1984 to Present:- Deputy Chairman, Wing Tai Holdings Limited

Other directorships

Past:

Company Title From To

Singapore Tourism Board Chairman 2 May 1992 1 January 2002

Blissville Properties Ltd Director 31 October 1994 27 September 2001

Winsky Investment Pte Ltd Director 1 March 2000 27 August 2000

SembCorp Utilities Pte Ltd Director 1 October 1997 31 August 1999
(formerly SembCorp Engineering Pte Ltd)

Brillion Investment Pte Ltd Chairman 1 August 1986 28 July 1999

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Willes Investment Pte Ltd Chairman 23 January 1987 28 July 1999

China-Singapore International Pte Ltd Director 16 July 1993 6 July 1999

Wing Tai Properties Ltd Director 13 February 1995 6 July 1999

SNP Sirivatana Company Pte Ltd Chairman 23 November 1994 31 December 1998
(formerly SNP Printing Pte Ltd)

Present:
Name of Company Nature of Registration Effective date of Interest Number appointment

1. Wing Tai Group of Companies

1.1 Singapore

1. Casurina Investments Pte Ltd Director 198804154N January 16, 1989
2. Evermore Investment Pte Ltd Director 198700222Z May 27, 1989
3. Kinsland Investment Pte Ltd Director 198702434R June 24, 1989
4. La Eau Enterprises Pte Ltd Chairman 199206492D December 2, 1992
5. Welwyn Investment Pte Ltd Director 199201955R December 30, 1994
6. Winace Investment Pt Ltd Director 199403412Z September 20, 1994
7. Winbliss Investment Pte Ltd Director 199907556M December 2, 1999
8. Winforth Investment Pte Ltd Director 198804784Z December 30, 1988
9. Wing Mun Realty Pte Ltd Director 198000179Z May 21, 1985
10. Wing Tai Enterprises Pte Ltd Managing Director 197302153G May 21, 1985
11. Wing Tai Garment Manufactory Director 197000522M November 1, 1991 (Singapore) Pte Ltd
* 12. Wing Tai Holdings Limited Dy Chairman/Dy MD 196300239D May 11, 1981
13. Wing Tai Land Pte Ltd Managing Director 197801168R November 8, 1979
14. Wing Tai Property Management Managing Director 199001336G November 8, 1979 Pte Ltd
15. Wingain Investment Pte Ltd Director 198900771M June 30, 1989
16. Wingrove Investment Pte Ltd Director 199502225D August 28, 1997
17. Winlite Investment Pte Ltd Director 200000572C January 21, 2000
18. Winns Investment Pte Ltd Chairman 199001337W May 18, 1992
19. Winprime Investment Pte Ltd Director 199402992W December 30, 1994
20. Winsland Investment Pte Ltd Chairman 198702435G November 15, 1991
21. Winstate Investment Pte Ltd Director 200001669R March 01, 2000
22. Wintrust Investment Pte Ltd Director 199601998N March 31, 1999
23. Winwards Investment Pte Ltd Chairman 198902658C January 8, 1990

1.2 Malaysia

1. Wing Tai Pengurusan Sdn Bhd Managing Director 066876-W January 16, 1989

1.3 Hong Kong

1. La Eau Enterprises (H.K.) Limited Director 624235 September 24, 1997
2. Wing Tai Building Products Limited Director 624206 September 24, 1997

2. Wing Tai Associated Companies

2.1 Singapore

1. Burlington Square Investment Director 199601999E March 31, 1999
Pte Ltd
2. Burlington Square Properties Director 199403413K March 31, 1999
Pte Ltd
3. Chelshire Investment Pte Ltd Director 199201983M May 16, 2000
4. Chelville Investment Pte Ltd Director 199201961E May 16, 2000
5. Claymore Properties Pte Ltd Director 199502238H August 28, 1995
6. Richdeal Investment Pte Ltd Director 199402994Z June 22, 1998
7. Winfame Investment Pte Ltd Director 199907557D December 2, 1999
8. Wingem Investment Pte Ltd Director 199402940M September 24, 1996
9. Winjoy Investment Pte Ltd Director 199106392E July 14, 1994
10. Winpeak Investment Pte Ltd Director 199502224M September 24, 1996
11. Winwave Investment Pte Ltd Director 199407452R October 31,2000
12. Winwell Investment Pte Ltd Director 199200785H March 24, 1993

2.2 Malaysia

1. DNP Enterprises Sdn Bhd Director February 20, 1997
* 2. DNP Holdings Berhad Director 06716-D May 8, 1984
3. Grand Eastern Realty & Director 14283-A June 28, 1985
Development Sdn Bhd
4. Harta-Aman Sdn Bhd Director 168504-K March 2, 1992
5. Hartamaju Sdn Bhd Director 168478-H January 5, 1989
6. Nikmat Jaya Sdn Bhd Director 107218-U February 23, 1987
7. Seniharta Sdn Bhd Director 168503-W June 10, 1988
8. Tanahnaga Sdn Bhd Director 168877-D July 25, 1993
9. Wing Mei (M) Sdn Bhd Director 051392-K June 28, 1985

3. Other Companies

3.1 Singapore

1. Clarke Quay Pte Ltd Director 198905420R October 8, 2001
* 2. Clipsal Industries (Holdings) Ltd Director 199106357H July 29, 1992
3. Frimid Pte Ltd Director 199302385G October 31, 2001
4. Sculpture Square Ltd Director 199604522K July 31, 1997
* 5. Singapore Airlines Limited Director 78/1972 June 1, 1996
6. Singapore Tyler Print Institute Director 200008878C October 18, 2000
* 7. SNP Corporation Ltd Director 555/1973N May 28, 1987
8. The Esplanade Co Ltd Director 199205206G November 24, 1997 (Deputy Chairman) (September 28, 2002)
9. The Old Parliament House Limited Chairman December 11, 2002
10. Waldemar Pte Ltd Chairman 198000503B July 1, 1985
11. Winbell Investment Pte Ltd Director 199407448H June 26, 1998
12. Wing Sun Development Pte Ltd Director 197401184D May 11, 1981
13. Wingrand Investment Pte Ltd Director 200000568N January 21, 2000
14. Winlyn Investment Pte Ltd Director 198803085M August 27, 1988

3.2 Hong Kong

1. Glory Charm Development Limited Director 578762 December 23, 1996
2. Parex International Limited Director October 4, 1993
3. Union Charm Development Limited Chairman 495047 August 30, 1995

3.3 British Virgin Islands

1. Avondale Properties Limited Director 172792 March 9, 1996

4. Statutory Boards

1. National Arts Council Deputy Chairman September 1, 2002
2. Singapore Art Museum (National Heritage Board) Director February 1, 2002

* Public Listed Companies

Shareholding in the listed issuer and its subsidiaries: NIL
Family relationship with any director and/or substantial shareholder of the listed None

issuer or of any of its principal subsidiaries:
Conflict of interest: None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder as Required</u>
(As required per Appendix 2.4)
-

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
No

2. Are there any unsatisfied judgements outstanding against you ?
No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
No

5. Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
No

9. Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?
No

Submitted by Annabelle Yip, Company Secretary on 19/05/2003 to the SGX

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Listed Companies' Announcement

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for April 2003

This is the SATS operating data for April 2003:

	April 2003	April 2002	% change
Unit Services Handled ('000)	5.37	6.32	- 14.9
Flights Handled ('000)	5.00	6.06	- 17.6
Cargo/Mail Processed ('000 tonnes)	113.19	117.87	- 4.0
Passengers Handled ('M)	1.02	1.99	- 48.5
Unit Meals Produced ('M)	0.85	1.45	- 41.3
Gross Meals Produced ('M)	1.09	1.81	- 39.9

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Passengers handled declined 48.5 per cent in April 2003, compared to the year before, while gross meals produced was down 39.9 per cent.

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The decline was largely due to the impact of the SARS outbreak which affected travel patterns and resulted in reduced flight frequencies to and from Singapore.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 16/05/2003 to the SGX

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Listed Companies' Announcement

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS DEFERS IMPLEMENTATION OF CARGO TERMINAL SECURITY FEE

Singapore Airport Terminal Services Limited (SATS) has deferred the proposed implementation of a Terminal Security Fee (TSF) until the end of July 2003. The proposed TSF, to be borne by freight forwarders and shippers, is to cover substantially increased security and insurance costs following September 11, 2001. The fee was to have been introduced from 1 May 2003, but was deferred following appeals from the Singapore Aircargo Agents Association (SAAA) and others.

SATS is continuing discussions with the freight forwarders and shippers and will make further announcement(s) when the details of the TSF implementation are finalized.
Submitted by Annabelle Yip, Company Secretary on 06/05/2003 to the SGX

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---

2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL

As required by Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, who is a relative of a director or chief executive officer or substantial shareholder of the Company.

Submitted by Annabelle Yip, Company Secretary on 23/04/2003 to the SGX

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2 Shenton Way, #19-00 SGX Centre 1, Singapore 068804. Tel: (65) 6236 8888 Fax: (65) 6535 6994

Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for March 2003

This is the SATS operating data for March 2003:

	March 2003	March 2002	% change
Unit Services Handled ('000)	6.71	6.42	4.5
Flights Handled ('000)	6.43	6.16	4.4
Cargo/Mail Processed ('000 tonnes)	126.52	127.62	(0.9)
Passengers Handled ('M)	1.89	2.10	(9.8)
Unit Meals Produced ('M)	1.40	1.41	(1.0)
Gross Meals Produced ('M)	1.76	1.81	(3.2)

For the full year FY2002/2003, the SATS operating data is:

	FY 2002/2003	FY 2001/2002	% change
Unit Services Handled ('000)	78.34	78.07	0.3
Flights Handled ('000)	75.11	75.95	(1.1)
Cargo/Mail Processed ('000 tonnes)	1,436.51	1,320.05	8.8
Passengers Handled ('M)	24.28	23.68	3.4
Unit Meals Produced ('M)	17.73	17.59	0.8
Gross Meals Produced ('M)	22.19	21.77	1.9

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

SATS' airline clients have announced cuts in their flight frequencies for April and May 2003 due to the impact of the SARS outbreak and the Iraq war. The March 2003 operating data shows a fall in the number of passengers traveling and a consequent reduction in the number of meals catered. This is expected to become more evident in the April operating data. SATS has a number of measures in place to manage costs in line with the decline in service demand. These measures include the deferment of non-urgent expenditure, trimming staff costs and reducing the use of casual contract workers.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 14/04/2003 to the SGX

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Listed Companies' Announcement

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INCREASE IN ISSUED AND PAID UP SHARE CAPITAL OF SUBSIDIARY

The Company wishes to announce that the Company has today increased its shareholding in its subsidiary Country Foods Pte Ltd ("CF") by subscribing for an additional 1,142,858 new ordinary shares of par value SGD1 (each a "Share" and collectively the "Shares") in CF, for a subscription price of SGD1.75 per Share or SGD2,000,001.50 in aggregate, payable in cash.

The subscription of additional shares in CF by the Company was pursuant to a notice of subscription issued by CF pursuant to the terms of the Investment Agreement dated 28 October 2002 between CF, the Company and Tan Chiew Kuang (the "Agreement"), announced on 28 October 2002. The proceeds of the subscription will be used by CF to partially finance the acquisition and renovation of a property which CF has entered into an agreement to acquire for the expansion of its manufacturing and processing facilities for its business. The subscription price of each Share was determined in accordance with the terms of the Agreement.

Following the subscription of the Shares by the Company, CF now has a re-valued net tangible asset value of SGD6,835,000.

The Company's resultant shareholding in CF will be 3,428,573 Shares representing 66.67% of the total issued and paid up share capital of CF.
Submitted by Annabelle Yip, Company Secretary on 21/03/2003 to the SGX

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Listed Companies' Announcement

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS OPERATING DATA FOR FEBRUARY 2003

This is the SATS operating data for February 2003:

	February 2003	February 2002	% change
Unit Services Handled ('000)	6.13	5.82	5.4
Flights Handled ('000)	5.91	5.67	4.4
Cargo/Mail Processed ('000 tonnes)	101.52	102.70	(1.1)
Passengers Handled ('M)	1.91	1.85	3.3
Unit Meals Produced ('M)	1.38	1.38	(0.3)
Gross Meals Produced ('M)	1.72	1.73	(0.3)

Note: Figures rounded up to 2 decimal places.
% change calculated from figures using 4 decimal places.

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept

Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 14/03/2003 to the SGX

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Listed Companies' Announcement

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SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

INCREASE IN SHAREHOLDING IN ASSOCIATED COMPANY

The Company wishes to announce that the Company has acquired an additional 6,000,000 shares of par value NTD10 (each a "Share") in its associated company incorporated in Taiwan, the Republic of China, Evergreen Air Cargo Services Corporation ("EGAC").

The acquisition was by way of transfer of shares by an existing shareholder of EGAC, Far Glory Air Cargo Terminal, to the Company, for a total consideration of NTD61.2M (or NTD10.20 per Share), payable in full in cash upon transfer.

The consideration was arrived at on a willing buyer, willing seller basis.

As at 31 December 2002, the net tangible asset value per Share of EGAC was NTD9.02.

The Company's resultant total shareholding in EGAC after such acquisition is 30,000,000 Shares representing 25% of the total issued and paid up share capital of EGAC.
Submitted by Annabelle Yip, Company Secretary on 26/02/2003 to the SGX

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Listed Companies' Announcement

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS OPERATING DATA FOR JANUARY 2003

This is the SATS operating data for January 2003:

	January 2003	January 2002	% change
Unit Services Handled ('000)	6.72	6.38	5.3
Flights Handled ('000)	6.46	6.21	3.9
Cargo/Mail Processed ('000 tonnes)	111.79	105.53	5.9
Passengers Handled ('M)	2.12	1.92	10.5
Unit Meals Produced ('M)	1.55	1.44	7.9
Gross Meals Produced ('M)	1.96	1.81	8.6

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154
Submitted by Annabelle Yip, Company Secretary on 14/02/2003 to the SGX

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
29 May 2003	Lodgment Of Notice Of Appointment / Cessation Of Appointment
20 June 2003	Form 94 - General Lodgement Form - Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)
14 July 2003	Lodgment Of Return Of Allotment Of Share -- 13000 shares
14 July 2003	Lodgment Of Return Of Allotment Of Share -- 26100 shares
15 July 2003	Lodgment Of Return Of Allotment Of share -- 27200 shares
22 July 2003	Lodgment Of Return Of Allotment Of Share -- 147400 shares
22 July 2003	Lodgment Of Return Of Allotment Of Share -- 214100 shares
22 July 2003	Lodgment Of Return Of Allotment Of Share -- 204000 shares
22 July 2003	Lodgment Of Return Of Allotment Of Share -- 80600 shares
22 July 2003	Lodgment Of Return Of Allotment Of Share -- 186100 shares

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000166901A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 29/05/2003 16:30

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Notice Of Appointment / Cessation Of Appointment **COMPANY NAME :** SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066

Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	NRIC/FIN/Passport No. of Officer	Name of Officer
1	S0036442H	OW CHIN HOCK
2	S0070715E	NG KEE CHOE
3	S0234645A	CHEW CHOON SENG
4	S1001765C	BARRY HENRY PATRICK DESKER
5	S1069567H	TAN JIAK NGEE MICHAEL
6	S1596086H	PHOON SIEW HENG
7	S1673157I	YIP WAI PING ANNABELLE
8	S1852301I	HONG HAI @ HUANG HAI
9	S2163476Z	CHENG WAI WING EDMUND
10	S2580327B	RICHARD CHARLES HELFER

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	NRIC/FIN/Passport No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm

1	000418	ERNST & YOUNG(FORMER NAME 'ERNST & WHINNEY & ARTHUR YOUNG')

To Report Appointment of New Audit Firm Audit Firm

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Change of Particulars of Company's Directors, Managers, Secretaries and Auditors - Appointment of Company Officer

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Particulars of Company Officer

NRIC/FIN/Passport No. : * S2163476Z [Retrieve Details]

Identification Type : * NRIC

Name of Officer : * CHENG WAI WING EDMUND

Nationality : * SINGAPOREAN (301)

Mobile No. :

Email Address :

Address : *

Address Type : (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248620 [Retrieve Address]

Block/House No. : 16

Street Name : **PEEL ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

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Position(s) Held by Company Officer

Position Held : *	DIRECTOR	
Appointment Date : *	22/05/2003	(dd/mm/yyyy)
Date Appointment ceases :		(dd/mm/yyyy)

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Please indicate in the checkbox the type of change applicable.

Mobile No. :

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Identification Type : NRIC

☐ **Change Identification**

NRIC/FIN/Passport No. : **S1842638B**

New NRIC/FIN/Passport No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **CHEONG CHOONG KONG DR**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPOREAN (301)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (If Address Type is Local Address)

Postal Code : **277506**

Block/House No. : **10**

Street Name : **MARYLAND DRIVE**

Unit : **# -**

Building/Estate Name : **MARYLAND ESTATE**

Foreign Address (If Address Type is Foreign Address)

Address :

New Address :

Address Type : ◉ Local ○ Foreign

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (If Address Type is Foreign Address)

Address :

Date of Change : (dd/mm/yyyy)

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	DIRECTOR	01/10/1984	22/05/2003

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Position(s) Held by Company Officer

Position Held :	**DIRECTOR**
Appointment Date :	**01/10/1984**
Cessation Date : * (Date of Change)	22/05/2003 (dd/mm/yyyy)
Reason for Cessation : *	Resigned

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WONG PARTNERSHIP

王法律事务所

80 Raffles Place #58-01 UOB Plaza 1
Singapore 048624
Telephone (65) 6416 8000
Facsimile (65) 6532 5711 (Banking, Finance & Corporate, Property/ Real Estate)
(65) 6532 5722 (Litigation, Arbitration & ADR, Intellectual Property)
(Not for service of court documents)
Email wonglaw@singnet.com.sg
Website http://www.wongpartnership.com.sg

Our Ref	:	DPS/CKP/HCY/20001769	Your Ref	:	
Writer's DID	:	(65) 6416-8205	Your Fax	:	65 6546-0455
FAX	:	(65) 6532-5711	No. of Pages (Including This Page)	:	
EMAIL	:	ckp@wongpartnership.com.sg			
Date	:	24 June 2003			

Singapore Airport Termincal Services Limited
20/55 Airport Boulevard
Singapore Changi Airport
Singapore 819647
Attn: Ms Annabelle Yip

Via Fax and Post

Dear Sirs

SINGAPORE AIRPORT TERMINAL SERVICES (THE "COMPANY")- FORM 94

We refer to your letter dated 13 June 2003 regarding the lodgement of Form 94 forwarded to us by registered mail, which we received on 18 June 2003.

We have filed the Form 94 together with the annexure A with the Registrar of Companies and Businesses on your behalf on 20 June 2003 and would like to inform you that as a result of legislative changes no registration fee is payable for such lodgments.

Please find enclosed the original lodgment receipt form return to you as no registration fee is payable for such form 94 pursuant to S192 only.

Yours faithfully

WONG*PARTNERSHIP*
encs.

THE COMPANIES ACT
(CHAPTER 50)
SECTION 368 (1) (a), (b), (e), ... etc

GENERAL LODGEMENT FORM

FORM
94

Folio No

Name of Company: Singapore Airport Terminal Services Limited

Company No: 197201770G

Name of Person lodging this form: Yip Wai Ping Annabelle

*NRIC/PASSPORT No: S1673157/I

Address: 15 Mount Sinai Rise #07-04
Singapore 276906

Designation: Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

1) Nature of document: Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)

2) Date of document: 12 June 2003

3) The text of the document is as follows: See Annexure A
*(The document is annexed hereto)

2 This lodgement was completed and signed by me on: 12 JUN 2003

Signature of person making lodgement

Signature of Witness

QUEK CHENG CHYE RONNIE
* Advocate & Solicitor/~~Approved Company Auditor/Notary Public/Commissioner for Oaths/Director of Company/Secretary of Company~~

* Delete where inapplicable

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Yip Wai Ping Annabelle	Date Of Registration:
Address: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED 20 AIRPORT BOULEVARD SINGAPORE 819659 Tel No: 65418060	Receipt No:
A/c No: Fax No: 65460455	Checked By:

Annexure A to Form 94

Name of Company : Singapore Airport Terminal Services Limited

Company No. : 197201770G

NOTICE IS HEREBY GIVEN that, subject to approval being obtained at the 30th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 8 August 2003, the Transfer Books and Register of Members of the Company will be closed on 28 and 29 July 2003 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2003 will be entitled to the proposed final dividend.

Dated: 12 June 2003

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB

bizFILE

RECEIPT

Receipt No : RCB0000000242537A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 14/07/2003 14:24

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Directors
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	Director's
Description : *	

(max 2000 characters)

Attachment : *
(copy of resolution)

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(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YIP WAI PING ANNABELLE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Summary of Capital

Particulars of Allottee

Shareholder Category : * Company / Foreign Branch

Registration No. : * 198003912M

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : * Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares	Total No. of shares

		Share	Allotted	after allotment
Ordinary	SINGAPORE DOLLAR (099)	0.10	13000	13000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000242904A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 14/07/2003 15:48

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	Special
Description : *	

(max 2000 characters)

Attachment : *
(copy of resolution)

[Browse]

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YIP WAI PING ANNABELLE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	200000000	.1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Summary of Capital

Particulars of Allottee

Shareholder Category : * Company / Foreign Branch

Registration No. : * 198003912M

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : * Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* If Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares	Total No. of shares

		Share	Allotted	after allotment
Ordinary	SINGAPORE DOLLAR (099)	0.10	26100	26100

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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eturn of Allotment of Shares

Submit

ease fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

ease fill in the following information. Fields marked * must be completed.

etails of Shares Allotted * Please read Instructions carefully before entering.

ote: If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for very allottee in the same group. Skip this box if share(s) are owned by only one person.

roup of Share that is co-owned :
Share Group)

share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

) Nominal Value per Share :	**0.10**
) No. of shares allotted :	26100
) Class of shares allotted :	**Ordinary**
) Currency :	**SINGAPORE DOLLAR**
) Date of allotment :	10/07/2003

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eturn of Allotment of Shares

Submit

ease fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

hare Capital (1)

urrency :	SINGAPORE DOLLAR (099)		
ominal Value per Share :	0.10		
mount of Authorised Share Capital :	200000000.00		
ass of Shares :	Ordinary	Preference	Others
mount of Issued Share Capital :	100003910.00	0.00	0.00
mount of Paid-up Share Capital :	100003910.00	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000244638A   Date/Time : 15/07/2003 12:27
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Number of shares(Ordinary) must be an integer.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27,200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.54		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100006630.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100006630.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000259195A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 22/07/2003 18:02

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (selected) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	147400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100089850.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100089850.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-S

bizFILE

RECEIPT

Receipt No : RCB0000000259139A
Date/Time : 22/07/2003 17:49
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as *filenameyyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	214100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 214100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/07/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100075110.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100075110.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000259055A

Date/Time : 22/07/2003 17:33

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
RCB bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	204000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 204000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/07/2003 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100053700.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100053700.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000258913A
Date/Time : 22/07/2003 17:08
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 80600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/07/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100033300.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100033300.00**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000258786A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 22/07/2003 16:46

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- ◉ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- ◉ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	186100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 186100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/07/2003 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 186100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/07/2003 (dd/mm/yyyy)

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